Exhibit 2.1
[EXECUTION COPY]
AGREEMENT AND PLAN OF MERGER
by and among
VISTAR CORPORATION,
PANDA ACQUISITION, INC.
and
PERFORMANCE FOOD GROUP COMPANY
Dated as of January 18, 2008

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Page
Section 9.9 Interpretation	56
Section 9.10 No Waiver of Rights	57
Section 9.11 Counterparts; Facsimile Signatures	57

Index of Defined Terms	Annex A

Certain Information	Annex B

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AGREEMENT AND PLAN OF MERGER
     THIS AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of January 18, 2008, is by and among VISTAR Corporation (“Parent”), a Colorado corporation, Panda Acquisition, Inc. (“Merger Sub”), a newly-formed Delaware corporation and a direct wholly-owned subsidiary of Parent, and Performance Food Group Company (the “Company”), a Tennessee corporation.
     WHEREAS, the Board of Directors of the Company (the “Company Board of Directors”) has (i) determined that it is in the best interests of the Company and the shareholders of the Company, and has adopted and approved and declared it advisable for the Company, to enter into this Agreement with Parent and Merger Sub providing for the merger of Merger Sub with and into the Company in accordance with the Tennessee Business Corporation Act (the “TBCA”) for the benefit of the shareholders of the Company, upon the terms and subject to the conditions set forth herein, and (ii) resolved to recommend approval of this Agreement by the shareholders of the Company;
     WHEREAS, the Boards of Directors of Parent and Merger Sub have each approved and declared it advisable to enter into this Agreement providing for the Merger in accordance with the Delaware General Corporation Law and the TBCA, upon the terms and conditions set forth herein;
     WHEREAS, as a condition and material inducement to the Company’s willingness to enter into this Agreement, the Sponsors and the Lenders have delivered to Parent the Debt Commitment Letters and the Sponsors have delivered to Parent the Equity Commitment Letters and the Limited Guarantees; and
     WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the other transactions contemplated hereby and also to prescribe various conditions to the Merger.
     NOW, THEREFORE, in consideration of the foregoing and the respective covenants, agreements, representations and warranties herein contained, the parties hereto, intending to be legally bound, hereby agree as follows:
Section 1. The Merger.
Section 1.1 The Merger; Effects of the Merger.
          (a) At the Effective Time, upon the terms and subject to the conditions of this Agreement, and in accordance with the TBCA and other applicable Tennessee law, the Company and Merger Sub shall consummate a merger (the “Merger”) pursuant to which Merger Sub shall be merged with and into the Company, and the Company shall continue as the surviving corporation of the Merger (sometimes hereinafter referred to as, the “Surviving Corporation”).
          (b) The Merger shall have the effects set forth in the Articles of Merger and in the applicable provisions of the TBCA and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time: (i) Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease; (ii) the Surviving Corporation shall continue to be governed by the laws of the State of Tennessee; (iii) the corporate existence of the Surviving Corporation with all its property, rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger; and (iv) all the property, rights, privileges, immunities, powers and franchises of Company and Merger Sub shall be vested in the Surviving Corporation, and all debts, liabilities and duties of Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
          (c) The charter of the Surviving Corporation shall be amended and restated at the Effective Time in form and substance reasonably acceptable to the parties, and, as so amended, such charter shall be the charter of the Surviving Corporation until thereafter changed or amended as provided therein or by the TBCA, consistent with the obligations set forth in Section 6.5.
          (d) The bylaws of Merger Sub, as in effect immediately prior to the Effective Time and in form and substance reasonably acceptable to the parties, shall be the bylaws of the Surviving Corporation, except as to the name of the Surviving Corporation, until thereafter amended as provided by the TBCA, the charter of the Surviving Corporation and such bylaws, consistent with the obligations set forth in Section 6.5.
Section 1.2 Closing. The closing of the Merger (the “Closing”) will take place at 11:00 a.m. (New York time) at the offices of Bass, Berry & Sims PLC, 315 Deaderick Street, Suite 2700, Nashville, Tennessee 37238 on a date to be specified by the parties, such date to be no later than the later of (a) the second business day after satisfaction or waiver of all of the conditions set forth in Section 7 capable of satisfaction prior to the Closing (it being understood that the occurrence of the Closing shall remain subject to the satisfaction or waiver of the conditions that by their terms are to be satisfied at Closing), and (b) the earlier of (x) a date during the Marketing Period to be specified by Parent on no less than two business days’ notice to the Company (it being understood that such date may be conditioned upon the simultaneous completion of Parent’s financing) and (y) the final day of the Marketing Period, unless another time, date and/or place is agreed to in writing by the parties hereto. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”
Section 1.3 Effective Time. At the Closing, Parent, Merger Sub and the Company shall cause the Merger to be consummated by executing and filing articles of merger (the “Articles of Merger”) with the Secretary of State of the State of Tennessee as provided in the TBCA. The Merger shall become effective at the time and date on which the Articles of Merger have been duly filed with the Secretary of State of the State of Tennessee or such later time and date as is specified in the Articles of Merger, such time referred to herein as the “Effective Time.” Parent, Merger Sub and the Company shall make all other filings or recordings required under the TBCA or other applicable Laws in connection with the Merger.
Section 1.4 Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s charter and bylaws.

Section 2. Conversion of Securities.
Section 2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any shares of outstanding common stock of the Company, par value $0.01 per share (“Company Common Stock”), or the other securities described below:
          (a) Conversion of Shares of Company Common Stock. Each issued and outstanding share of Company Common Stock (other than shares of Company Common Stock to be cancelled in accordance with Section 2.1(c) or shares of the Company Common Stock owned by any of the Company Subsidiaries which shall remain outstanding) and Restricted Shares to be cancelled in accordance with Section 2.3(b), shall be cancelled and converted into the right to receive $34.50 in cash, without interest (the “Per Share Price”), payable to the holder thereof (the “Merger Consideration”), upon the surrender in accordance with Section 2.4 of the certificate that formerly evidenced such shares, or as otherwise specified for Book-Entry Shares (as defined below), with this provision being for the benefit of the holders of the Company Common Stock. From and after the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of Book Entry Shares or a certificate representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right, subject to Section 2.5 and Section 2.6, to receive the applicable Merger Consideration therefor.
          (b) Merger Sub Common Stock. Each issued and outstanding share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into, be exchanged for and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.
          (c) Cancellation of Parent-Owned Stock. All shares of Company Common Stock owned by Parent or Merger Sub immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.
          (d) Adjustments. The Per Share Price shall be appropriately adjusted for any stock dividend, stock split, recapitalization, reclassification or like transaction affecting the Company Common Stock after the date hereof and prior to the Effective Time.
Section 2.2 Dissenting Shares.
          (a) Dissenters’ rights under the TBCA are not available to the holders of Company Common Stock for the transactions contemplated by this Agreement, unless the Company Common Stock is delisted from the Nasdaq Global Select Market (including any successor exchange, “NASDAQ”) prior to the Effective Time.
Section 2.3 Company Options, Restricted Shares, Stock Appreciation Rights and ESPP. Except to the extent otherwise agreed in writing by the Company and Parent prior to the Effective Time:

          (a) The Company shall ensure that, (i) immediately prior to the Effective Time, each outstanding option to acquire shares of Company Common Stock (“Company Options”) granted under the Company’s 1993 Outside Directors’ Stock Option Plan, as amended, 1993 Employee Stock Incentive Plan, as amended and 2003 Equity Incentive Plan, as amended (collectively, the “Equity Incentive Plans”), shall become fully vested and exercisable (without regard to whether the Company Options are then vested or exercisable), (ii) at the Effective Time, all Company Options not theretofore exercised shall be cancelled and, in exchange therefor, converted into the right to receive a cash payment from the Surviving Corporation in an amount equal to the product of (x) the excess, if any, of the Per Share Price over the exercise price of each such Company Option and (y) the number of shares of Company Common Stock subject to such option to the extent not previously exercised (such payment, if any, to be net of applicable Taxes withheld pursuant to Section 2.5), and (iii) after the Effective Time, any such cancelled Company Option shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the payment described in subsection (ii) without interest. In the event the exercise price per share of Company Common Stock subject to a Company Option is equal to or greater than the Per Share Price, the Company shall use its reasonable best efforts to ensure that such Company Option shall be cancelled without consideration and have no further force or effect.
          (b) The Company shall ensure that, (i) immediately prior to the Effective Time, each share of Company Common Stock granted subject to vesting or other lapse restrictions pursuant to any Equity Incentive Plan (collectively, “Restricted Shares”) which is outstanding immediately prior to the Effective Time shall vest and become free of such restrictions (without regard to whether the Restricted Shares are then vested or the applicable restrictions have then lapsed) and (ii) at the Effective Time, the holder thereof shall be entitled to receive the Per Share Price with respect to each such Restricted Share in accordance with Section 2.1, less any required withholding Taxes pursuant to Section 2.5.
          (c) The Company shall ensure that, (i) immediately prior to the Effective Time, each award of a right under any Equity Incentive Plan (other than Company Options) entitling the holder thereof to shares of Company Common Stock based on the value of Company Common Stock (collectively, “SARs”) which, in each case, is outstanding as of the Effective Time, shall vest and become free of any lapse restrictions (without regard to whether the SARs are then vested or exercisable) and, as of the Effective Time be cancelled, and (ii) at the Effective Time, the holder thereof shall be entitled to receive a cash payment, subject to any appreciation cap set forth in such SAR, from the Surviving Corporation in consideration for such cancellation, in an amount equal to the product of (1) the number of SARs and (2) the excess, if any, of the Per Share Price over the grant price of each such SAR, less any required withholding Taxes pursuant to Section 2.5.
          (d) The provisions of Section 2.3(a) shall not apply to the ESPP (as defined below). The Company shall use its reasonable best efforts to ensure that (i) all offering periods in progress under the Company’s Amended and Restated Employee Stock Purchase Plan(the “ESPP” and, together with the Equity Incentive Plans, the “Equity Plans”) are terminated immediately following the date hereof, (ii) there will be no increase in the amount of payroll deductions to be made by participants after the date hereof, (iii) with respect to persons participating in the ESPP on the date on which the offering periods cease (and who have not withdrawn from or otherwise ceased participation in the ESPP prior to such date), accumulated contributions will be deemed to have been applied on such date to the purchase of Company Common Stock in accordance with the ESPP’s terms (treating the date of termination as the last day of the relevant offering period), (iv) at the Effective Time, each share of Company Common Stock issuable under the ESPP will be deemed to have been cancelled and converted into the right to receive the Merger Consideration, such that, as of the Effective Time, on a net basis, each participant shall be entitled to receive, without interest and less any applicable withholding Taxes, an amount in cash equal to the excess of (1) the product of (x) the number of Shares that the participant is deemed to have acquired pursuant to the terms of the ESPP and (y) the Per Share Price, over (2) the aggregate amount of the participant’s purchase price deemed to have been paid in connection with the deemed purchase, and (v) there are no outstanding rights of participants under the ESPP following the Effective Time. The aggregate amount specified in Sections 2.3(a), (b), (c) and (d) with respect to the Company Options, Restricted Shares, SARs and ESPP “Options” is referred to herein as the “Cash Out Amount.”
          (e) The Company shall use its reasonable best efforts to ensure that, as of the Effective Time, the Equity Incentive Plans shall terminate and that no person shall have any right under the Equity Incentive Plans, except as set forth herein (including, to the extent necessary, using reasonable best efforts to obtain any necessary consents of the holders of Company Options and SARs in order to give effect to this Section 2.3).
          (f) At or promptly after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, deliver the applicable Cash Out Amount to the holders of Company Options, Restricted Shares, SARs and ESPP “Options,” without interest and less any applicable withholding Taxes.
Section 2.4 Exchange of Certificates.
          (a) Paying Agent. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as paying agent for the holders of shares of Company Common Stock, in connection with the Merger (the “Paying Agent”) and to receive the funds to which holders of shares of Company Common Stock will become entitled pursuant to Section 2.1. At or prior to the Effective Time, Parent shall provide, or shall cause to be provided, to the Paying Agent cash necessary to pay for the shares of Company Common Stock to be converted into the right to receive the Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”). If for any reason the Exchange Fund is inadequate to pay the amounts to which holders of shares of Company Common Stock shall be entitled under Section 2.1, Parent shall, or shall cause the Surviving Corporation to, promptly deposit additional cash with the Paying Agent sufficient to make all payments of Merger Consideration, and Parent and the Surviving Corporation shall in any event be liable for payment thereof.
          (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall cause to be mailed to each (i) record holder, as of the Effective Time, of an outstanding certificate or certificates which immediately prior to the Effective Time represented shares of the Company Common Stock (the “Certificates”) or (ii) holder, as of the Effective Time, of shares of Company Common Stock represented by book-entry (“Book-Entry Shares”), a form of letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such person shall pass, only, subject to Section 2.4(c), upon delivery of the Certificates to the Paying Agent) and/or instructions for use in effecting the surrender of the Certificates or Book-Entry Shares for payment of the Merger Consideration therefor. Upon surrender to the Paying Agent of a Certificate or Book Entry Shares for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and/or such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate or Book-Entry

Shares shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate or Book-Entry Shares and such Certificate or applicable book-entry shall then be cancelled. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable in respect of the Certificates or Book-Entry Shares. Until surrendered for cancellation as contemplated by this Section 2.4(b), each Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration as contemplated by this Section 2.
          (c) Lost Certificates. If any Certificate has been lost, stolen, defaced or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen, defaced or destroyed and, if required by the Surviving Corporation or the Paying Agent, the posting by such person of a bond in such amount as the Surviving Corporation or the Paying Agent may reasonably direct as indemnity against any claim that may be made against it or Parent with respect to such Certificate, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect thereto without interest.
          (d) Transfer Books; No Further Ownership Rights in Shares of Company Common Stock. At the Effective Time, the stock transfer books of the Company will be closed and thereafter there will be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of Certificates evidencing ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled against delivery of the Merger Consideration as provided in this Section 2 without interest.
          (e) Termination of Exchange Fund. At any time following the date that is one year after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) made available to the Paying Agent and not disbursed (or for which disbursement is pending subject only to the Paying Agent’s routine administrative procedures) to holders of Certificates, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or similar Laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates, without any interest thereon.
          (f) No Liability. None of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of a Certificate for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
Section 2.5 Withholding. Each of Parent, the Company and the Surviving Corporation is entitled to deduct and withhold, or cause the Paying Agent to deduct and withhold, from any amounts payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of shares of Company Common Stock (including Restricted Shares), Company Options, SARs or ESPP “Options” such amounts as are required to be deducted or withheld therefrom under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign Tax Law or under any other applicable legal requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

Section 2.6 Transfer Taxes. If payment of the Merger Consideration payable to a holder of shares of Company Common Stock pursuant to the Merger is to be made to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment shall have paid all transfer and other Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered (or shall have established to the reasonable satisfaction of Parent that such Tax either has been paid or is not applicable).
Section 3. Representations and Warranties of Company.
          Except (i) as set forth in the disclosure schedule delivered by Company to Parent on the date hereof (the “Company Disclosure Schedule”) or (ii) as disclosed in, or incorporated by reference into, the Company SEC Reports (as hereinafter defined) filed prior to the date hereof (other than disclosures in the “Risk Factors” sections thereof or any such disclosures included in such filings that are forward-looking in nature), the Company hereby makes the representations and warranties set forth in this Section 3 to Parent and Merger Sub. The section numbers of the Company Disclosure Schedule are numbered to correspond to the section numbers of this Agreement to which they refer. Any information set forth in one section of the Company Disclosure Schedule will be deemed to apply to each other section or subsection of the Company Disclosure Schedule to which its relevance is reasonably apparent on the face of such disclosure; provided that no matter disclosed in any other section of the Company Disclosure Schedule shall be deemed to be disclosed for purposes of Section 5.1 of this Agreement unless such disclosure is expressly incorporated by reference into Section 5.1 of the Company Disclosure Schedule.
Section 3.1 Organization and Qualification.
          (a) The Company and each of the Company subsidiaries (the “Company Subsidiaries”) is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the federal, state, local or foreign laws, statutes, regulations, rules, ordinances and judgments, decrees, orders (including any cease and desist orders), writs and injunctions (collectively, “Laws”) of any court or any nation, government, state or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government (“Governmental Entity”) of its jurisdiction of organization and has the requisite corporate or similar power and authority to own, lease and operate its properties and assets it purports to own and to carry on its business as now being conducted, except as has not had, individually or in the aggregate, a Company Material Adverse Effect. The Company and each Company Subsidiary that is a significant subsidiary as determined under Rule 1-02 of Regulation S-X of the United States Securities and Exchange Commission (the “SEC”) and as set forth on Section 3.4(a) of the Company Disclosure Schedule (each a “Company Significant Subsidiary”) is qualified or otherwise authorized to transact business as a foreign corporation or other organization in all jurisdictions where the nature of their business or the ownership, leasing or operation of their properties make such qualification or authorization necessary, except for jurisdictions in which the failure to be so qualified or authorized has not had, individually or in the aggregate, a Company Material Adverse Effect. “Company Material Adverse Effect” shall mean for purposes of this Agreement any event, circumstance, change or effect that is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, assets, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that none of the following shall constitute, or shall be considered in determining whether there has occurred, and no event, circumstance, change or effect resulting from or arising out of any of the following shall constitute, a Company Material Adverse Effect: (A) the announcement of the execution of this Agreement or the pendency of consummation of the Merger (including the threatened or actual impact on relationships with customers, vendors, suppliers, distributors, landlords or employees (including, without limitation, the threatened or actual loss, termination, suspension, modification or reduction of, or adverse change in, such relationships)), (B) changes in the national or world economy or national or foreign securities, credit or financial markets as a whole or changes in general economic conditions that affect the industries in which the Company and the Company Subsidiaries conduct their business, so long as such conditions do not adversely affect the Company and the Company Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other participants in the industries or markets in which they operate, (C) any change or development in the foodservice distribution industry generally or change or development in the restaurant industry generally or in any segment of the restaurant industry generally in which the Company or any of the Company Subsidiaries’ customers operate, including, but not limited to, quick service and casual and family dining, so long as such changes or developments do not adversely affect the Company and the Company Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other participants in the industries or markets in which they operate, (D) the announcement or completion of the closing of the Company’s facility in Magee, Mississippi, (E) any change in applicable Law, rule or regulation or GAAP or interpretation thereof after the date hereof, so long as such changes do not adversely affect the Company and the Company Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other participants in the industries or markets in which they operate, (F) any failure by the Company to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period ending on or after the date of this Agreement, (it being understood, however, that any event, circumstance, change or effect underlying such failure not otherwise excluded in the other exceptions (A) through (J) of this definition shall be taken into account in determining whether a Company Material Adverse Effect has occurred), (G) any outbreak or escalation of war or hostilities, any occurrence or threats of terrorist acts or any armed hostilities associated therewith and any national or international calamity, disaster or emergency or any escalation thereof, so long as each of the foregoing do not adversely affect the Company and the Company Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other participants in the industries or markets in which they operate, (H) any earthquake, hurricane or other natural disaster, so long as each of the foregoing do not adversely affect the Company and the Company Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other participants in the industries or markets in which they operate, (I) a decline in the price, or a change in the trading volume, of the Company Common Stock on the NASDAQ (it being understood, however, that any event, circumstance, change or effect causing or contributing to such decline or change not otherwise excluded in the other exceptions (A) through (J) of this definition shall be taken into account in determining whether a Company Material Adverse Effect has occurred) or (J) taking any action expressly required by this Agreement, or taking or not taking any actions at the requ est of, or with the express consent of, Parent (other than any obligation to operate the business of the Company in the ordinary course).
          (b) The Company has made available to Parent true, correct and complete copies of the charter and bylaws, or other organizational documents, of the Company and each Company Significant Subsidiary as presently in effect. The Company is not in violation of its charter or bylaws. To the knowledge of the Company, the Company Subsidiaries are not in violation of their respective charter or bylaws or other organizational documents.

Section 3.2 Authority. The Company has all necessary corporate power and authority to enter into, execute and deliver this Agreement and each instrument required hereby to be executed and delivered by it at the Closing and, subject in the case of consummation of the Merger to the approval of this Agreement by the requisite holders of Company Common Stock, to perform its obligations hereunder and thereunder and consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement and each instrument required hereby to be executed and delivered at the Closing by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated hereby (other than approval of this Agreement by the holders of Company Common Stock and the filing with the Secretary of State of the State of Tennessee of the Articles of Merger as required by the TBCA). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except to the extent that enforcement of the rights and remedies created hereby is subject to bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general application affecting the rights and remedies of creditors and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).
Section 3.3 Capitalization.
          (a) The authorized capital stock of the Company consists of (i) 100,000,000 shares of Company Common Stock, of which, as of January 15, 2008 (the “Capitalization Date”), 35,505,683 shares (including an aggregate of 633,995 Restricted Shares for which the restrictions have not lapsed) were issued and outstanding and (ii) 5,000,000 shares of Company preferred stock (“Company Preferred Stock”), 1,000,000 of which have been designated Series A Preferred Stock, and none of which were issued and outstanding as of the Capitalization Date.
          (b) As of the Capitalization Date, the Company has reserved 4,332,143 shares of Company Common Stock for issuance pursuant to all of the Equity Incentive Plans, of which Company Options to purchase 2,488,949 shares of Company Common Stock were outstanding as of the Capitalization Date (with a weighted average exercise price equal to $29.08), 219,771 SARs were outstanding as of the Capitalization Date (with a weighted average grant price equal to $29.46), and 1,623,423 shares remained available for grant as of such date. The maximum remaining number of shares of Company Common Stock authorized for purchase under the ESPP, as of the Capitalization Date, is 309,997 shares. All shares of Company Common Stock reserved for issuance as specified above, shall be, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable and will not be issued subject to any preemptive (or similar) rights.
          (c) Except for (i) shares of Company Common Stock indicated in Section 3.3(a) as issued and outstanding as of the Capitalization Date and (ii) shares issued after the Capitalization Date as Restricted Shares or upon the exercise of Company Options, SARs, or “Options” under the ESPP in accordance with the terms of the applicable Equity Incentive Plan or ESPP, which awards were granted prior to the date hereof, at the Effective Time there will not be any shares of Company Common Stock issued and outstanding. Except as set forth on Section 3.3(c) of the Company

Disclosure Schedule, no Company Options, Restricted Shares, or SARs have been issued since the Capitalization Date.
          (d) No registration rights involving the Company securities will survive consummation of the Merger.
          (e) Except as set forth on Section 3.3(e) of the Company Disclosure Schedule, there are not authorized or outstanding any subscriptions, options, conversion or exchange rights, warrants, calls, repurchase or redemption agreements, or other agreements, instruments, contracts, claims or commitments of any nature whatsoever obligating the Company or any Company Subsidiary to issue, transfer, deliver, sell, repurchase or redeem, or cause to be issued, transferred, delivered, sold, repurchased or redeemed, additional shares of the Company Common Stock or other securities of the Company or to make payments with respect to the value of any of the foregoing or obligating the Company to grant, extend or enter into any such agreement or commitment, other than (i) Company Options, Restricted Shares and SARs outstanding on the date hereof, (ii) “Options” issued pursuant to the ESPP, and (iii) shares issued pursuant to the Company’s Amended and Restated Employee Savings and Stock Ownership Plan, as amended, after the date hereof. There are no shareholder agreements, voting trusts, proxies or other agreements or instruments with respect to the voting of the capital stock of the Company to which the Company or any of its officers or directors are a party and, to the knowledge of the Company, no other party is a party to any shareholder agreements, voting trusts, proxies or other agreements or instruments with respect to the voting of the capital stock of the Company. The exercise price per share under each Company Option and each SAR on the date of grant was no less than the fair market value of a share of Company Common Stock (as fair market value is defined in the Equity Incentive Plan pursuant to which such Company Option or SAR was granted).
          (f) The Company has no outstanding bonds, debentures, notes or other indebtedness that have the right to vote (or which is convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders may vote.
          (g) The Company Common Stock constitutes the only outstanding class of securities of the Company registered under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”).
Section 3.4 Company Subsidiaries.
          (a) Section 3.4(a) of the Company Disclosure Schedule sets forth a complete list of the names and jurisdictions of incorporation or organization of each Company Subsidiary. All issued and outstanding shares or other equity interests of each Company Subsidiary have been duly authorized, validly issued, are fully paid and nonassessable and are owned directly or indirectly by the Company free and clear of any pledges, charges, liens, encumbrances, restrictions on the transfer, voting or dividend rights, rights of first offer or first refusal, security interests or adverse rights or claims of any nature whatsoever (“Liens”), except for (i) Liens for current taxes and assessments not yet past due or that are being contested in good faith, (ii) Liens imposed by applicable Law, (iii) Liens imposed or granted pursuant to or in connection with the Company’s existing credit facilities or the Company’s receivables facility, and (iv) any other Liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business. None of the Company Subsidiaries own any shares of Company Common Stock. Except for the capital stock and other ownership interests in the Company Subsidiaries, the Company does not own, directly or indirectly, capital stock or other voting or equity securities or interests in any Person, or any options, warrants, rights or securities convertible, exchangeable or exercisable therefore and is not a party to any joint ventures or similar arrangements.
          (b) There are not any authorized or outstanding subscriptions, options, conversion or exchange rights, warrants, calls, repurchase or redemption agreements, or other agreements, claims, contracts or commitments of any nature whatsoever obligating any Company Subsidiary to issue, transfer, deliver, sell, register, repurchase or redeem, or cause to be issued, transferred, delivered, sold, repurchased or redeemed, additional shares of the capital stock or other securities of the Company Subsidiary or to make payments with respect to the value of any foregoing or obligating the Company Subsidiary to grant, extend or enter into any such agreement.
Section 3.5 SEC Filings; Financial Statements; Undisclosed Liabilities.
          (a) The Company has filed all forms, reports, registrations, statements, certifications and other documents required to be filed by it with, or furnished by the Company to, the SEC for all periods beginning on or after January 1, 2004 (the “Company SEC Reports”). The Company SEC Reports were prepared in accordance with the applicable requirements of the Exchange Act and the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”), as applicable, and did not, as of their respective dates, contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are not outstanding or unresolved comments in comment letters received from the SEC. To the knowledge of the Company, as of the date hereof, none of the Company SEC Reports is the subject of ongoing SEC review. No Company Subsidiary is required to file any form, report, registration, statement or other document with the SEC.
          (b) The consolidated financial statements contained in the Company SEC Reports (including the related notes, where applicable) (the “Financial Statements”) (i) present fairly, in all material respects, the consolidated financial condition and results of operations and cash flows and statements of shareholders equity of the Company and its consolidated subsidiaries as of and for the periods presented therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments and, with respect to pro forma financial statements, to the qualifications stated therein), (ii) have been prepared in all material respects in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved, except as otherwise indicated therein or, in the case of the unaudited quarterly financial statements as permitted by Form 10-Q, and (iii) when filed complied as to form in all material respects with the rules and regulations of the SEC with respect thereto. Since December 30, 2006, there has been no material change in the Company’s accounting methods or principles that would be required to be disclosed in the Financial Statements in accordance with GAAP, except as described in the notes to such Financial Statements. The management of the Company has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to the Company, including the consolidated Company Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities, and the Company’s principal executive officer and principal financial officer have disclosed, based on their most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company Board of Directors (or persons performing the equivalent functions): (A) all significant deficiencies and material weaknesses within their knowledge in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and (B) any fraud that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company’s principal executive officer and principal financial officer have made, with respect to the Company SEC Reports, all certifications required by the Sarbanes-Oxley Act of 2002 and any related rules and regulations promulgated by the SEC. As of the date hereof, the Company has not identified any material weaknesses in the design or operation of the internal controls over financial reporting. As of the date hereof, neither the Company nor any of the Company Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers of the Company within the meaning of Section 402 of the Sarbanes-Oxley Act of 2002.
          (c) Neither the Company nor any Company Subsidiary has any liabilities, whether accrued, absolute, contingent or otherwise, other than liabilities and obligations (i) reflected or reserved against on the Financial Statements in accordance with GAAP or reasonably apparent from the notes or management’s discussion and analysis related thereto, (ii) incurred in connection with the transactions contemplated herein or since the date of the most recently audited Financial Statements in the ordinary course of business consistent with past practice, (iii) discharged or paid prior to the date of this Agreement, or (iv) that have not had, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.6 Absence of Certain Changes or Events. Since December 30, 2006, there have not been any changes, events or circumstances that have had, individually or in the aggregate, a Company Material Adverse Effect. Since December 30, 2006 through the date hereof, except as contemplated by this Agreement, the Company and each Company Subsidiary has conducted its respective business in the ordinary course of business consistent with past practice.
Section 3.7 Compliance with Laws.
          (a) The Company and the Company Significant Subsidiaries have obtained each federal, state, county, local or foreign governmental consent, license, permit, registration, order, grant or other authorization of a Governmental Entity that is required for the operation of the business of the Company or any of the Company Significant Subsidiaries or the holding of any interest in any of its properties (collectively referred to herein as, the “Permits”), except where the failure to have, or the suspension or cancellation of, any Permit has not had, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, (i) all of such Permits are valid and in full force and effect and neither the Company nor any Company Significant Subsidiary has violated the terms of such Permits, and (ii) no proceeding is pending or, to the knowledge of the Company, threatened in writing to revoke, suspend, cancel, terminate, or adversely modify any Permit.
          (b) Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, at all times since January 1, 2006, the Company and the Company Subsidiaries have been, and currently are, in compliance with, have not been, and currently are not, in default or violation of, and have not, to the knowledge of the Company, received any notice of non-compliance, default or violation (which remains uncured) with respect to, any Laws applicable to the business of the Company and the Company Subsidiaries or to which any of its or their properties are bound.

          (c) Neither the Company nor any Company Subsidiary is a party to, or has a legally binding commitment to enter into, any joint venture, off balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Company or the Company Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company’s published financial statements or other Company SEC Reports.
Section 3.8 Claims, Actions and Proceedings. There are no outstanding orders, writs, judgments, injunctions, decrees or other requirements of any court or arbitrator against the Company, any Company Subsidiary or any of their securities, rights, assets or properties that has had, individually or in the aggregate, a Company Material Adverse Effect. There are no actions, suits, claims, investigations (including governmental investigations or inquiries), arbitrations, legal or administrative proceedings or inquiries (collectively, “Actions”) or, to the knowledge of the Company, threatened in writing, against the Company or any Company Subsidiary or any of their securities, rights, assets or properties, except as has not had, individually or in the aggregate, a Company Material Adverse Effect and other than Actions challenging this Agreement or the transactions contemplated hereby, or seeking to prohibit the Merger. As of the date hereof, there are no Actions pending or, to knowledge of the Company, threatened in writing, against the Company or any Company Subsidiary challenging this Agreement or the transactions contemplated hereby, or seeking to prohibit the Merger.
Section 3.9 Contracts and Other Agreements.
          (a) Except for this Agreement, or as set forth in Section 3.9(a) of the Company Disclosure Schedule or in the exhibit lists of any form, report, schedule, registration, statement, certification or other document filed with the SEC, prior to the date hereof, none of the Company nor any Company Subsidiary is a party to or bound by any note, bond, mortgage, indenture, contract, agreement, lease, license, Permit or other instrument or obligation (each, a “Contract”): (i) that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed on Form 8-K; (ii) that would obligate the Company or any Company Subsidiary to file a registration statement under the Securities Act, which filing has not yet been made; (iii) relating to indebtedness for borrowed money, guarantees of indebtedness for borrowed money, lines of credit (whether or not drawn), letters of credit, sale and leaseback transactions, operating leases for rolling stock, capitalized lease or surety bonds having, in each case, an outstanding principal amount or involving continuing or contingent obligations of the Company in excess of $5,000,000; (iv) that involves, other than sales or repurchases of inventory in the ordinary course of business, acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other voting securities or equity interests of another person or the Company for aggregate consideration in excess of $5,000,000 and that involves continuing or contingent obligations of the Company or the Company Subsidiaries that are material to the Company and the Company Subsidiaries taken as a whole or is not yet consummated; (v) under which the Company or any Company Subsidiary has advanced or loaned any funds in excess of $1,000,000 or in any one case has guaranteed any obligations of another person in excess of $2,000,000, other than extensions of credit to the Company or the Company Subsidiaries pursuant to the Company’s intercompany relationships, or to customers or vendors in the ordinary course of business consistent with past practice; (vi) that relates to any single or series of related capital expenditures by the Company pursuant to which the Company or any Company Subsidiary has future financial obligations in excess of $3,000,000 (other than purchase orders for the purchase of inventory or real property leases); (vii) to which the Company or any Company Subsidiary is a party along with any other person that is not the Company or a Company Subsidiary, constituting a material general or limited partnership, limited liability company or joint venture (whether limited liability or other organizational form) or material alliance or similar arrangement; (viii) any contract containing any covenant materially limiting the right of the Company or any of the Company Subsidiaries to engage in any line of business or compete with any person in any line of business or in any geographic area, grant any exclusive rights to make, sell or distribute the Company’s products and services; (ix) that would constitute one of the Company’s top seven contracts in terms of revenues received from the sale of products or services (as measured by the revenue derived therefrom during the twelve (12) month period ended September 30, 2007); (x) that was not entered into in the ordinary course of business and requires the payment by the Company or any of the Company Subsidiaries of more than $10,000,000 annually; and (xi) that relates to any material settlement agreement, other than (A) releases immaterial in nature or amount entered into with former employees or independent contractors of the Company in the ordinary course of business in connection with the routine cessation of such employee’s or independent contractor’s employment with the Company, (B) settlement agreements for cash only (which has been paid) and does not exceed $1,000,000 as to such settlement or (C) settlement agreements entered into more than one year prior to the date of this Agreement under which none of the Company or the Company Subsidiaries have any continuing material financial obligations, liabilities or rights (excluding releases). Each such Contract described in clauses (i) through (xi) is referred to herein as a “Material Contract.”
          (b) Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, each of the Material Contracts is in full force and effect and is valid and binding on the Company and each Company Subsidiary party thereto and, to the knowledge of the Company, each other party thereto, enforceable against such parties in accordance with their terms, except to the extent that enforcement of the rights and remedies created thereby is subject to bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting the rights and remedies of creditors and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).
          (c) Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any Company Subsidiary has breached, is in default under, or has received written notice of any breach of or default under, any Material Contract, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any Company Subsidiary, and (ii) to the Company’s knowledge, no other party to any Material Contract to which the Company or any Company Subsidiary is a party is in breach or violation of, or default under, such Material Contract or has terminated or notified the Company or any Company Significant Subsidiary in writing of its intention to terminate or not renew such Material Contract. A complete and correct copy, subject to redaction if required pursuant to the terms thereof or if required by applicable Law, of each Material Contract has previously been made available by the Company to Parent or filed by the Company with the SEC.
Section 3.10 Intellectual Property. Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, either the Company or a Company Subsidiary owns, or is licensed or otherwise possesses adequate rights to use, all trademarks, trade names, service marks, service names, mark registrations, logos, assumed names and other source indicators, domain names, registered and unregistered copyrights, software, patents, trade secrets, know-how or proprietary information or other intellectual property and all applications and registrations used in their respective businesses as currently conducted (collectively, the “Intellectual Property”), free and clear of all Liens other than Permitted Liens. Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, (i) the owned Company Intellectual Property has not expired or lapsed and, to the Company’s knowledge, is valid and enforceable, (ii) there are no Actions pending or, to the knowledge of the Company, threatened in writing by any person (x) alleging infringement or violation of its Intellectual Property by the Company or any of the Company Subsidiaries for their conduct of their businesses or their use of the Intellectual Property, or (y) otherwise challenging the Company Intellectual Property, (iii) the conduct of the business of the Company and the Company Subsidiaries does not infringe or violate any Intellectual Property rights of any person, (iv) neither the Company nor any of the Company Subsidiaries has made any claim of a violation or infringement by others of its rights to or in connection with the Intellectual Property of the Company or any of the Company Subsidiaries, (v) to the knowledge of the Company, no person is infringing or violating any Intellectual Property of the Company or any of the Company Subsidiaries, (vi) the Company and the Company Subsidiaries take reasonable actions to protect their trade secrets and confidential information and the security of their software, systems and networks.
Section 3.11 Property. Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Company Subsidiary owns and has good and valid title to all of its owned real property and good title to all its personal property and has valid leasehold interests in all of its leased properties, sufficient to conduct their respective businesses as currently conducted, free and clear of all Liens on the Company’s or any Company Subsidiaries’ ownership or leasehold interest (other than (i) Liens for current taxes and assessments not yet past due or being contested in good faith, (ii) inchoate Liens for construction in progress, (iii) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company or such Company Subsidiary consistent with past practice for sums not yet delinquent or being contested in good faith by appropriate proceedings, (iv) Liens imposed or granted pursuant to or in connection with the Company’s existing credit facilities, accounts receivable facility or other indebtedness, (v) Liens with respect to tenant personal property, fixtures and/or leasehold improvements at the subject premises arising under state statutes and/or principles of common law, (vi) all Liens and other imperfections of title (including matters of record) and encumbrances that do not (x) materially interfere individually or in the aggregate with the conduct of the business of the Company and the Company Subsidiaries, taken as a whole, (y) materially detract from the value or use of the real property or (z) have, individually or in the aggregate, a Company Material Adverse Effect (collectively, “Permitted Liens”)), assuming the timely discharge of all obligations owing under or related to the owned real property, the personal property and the leased property. Except in each case as has not had, individually or in the aggregate, a Company Material Adverse Effect, all leases under which the Company or any of the Company Subsidiaries lease any material real or personal property (each a “Lease” and, collectively, the “Leases”) are valid and binding against the Company or any of the Company Subsidiaries a party thereto and, to the Company’s knowledge, the counterparties thereto, in accordance with their respective terms (except to the extent that enforcement of the rights and remedies under the Leases are subject to bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general application affecting the rights and remedies of creditors and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law)), and there is not, under any of such Leases, any existing default by the Company or any Company Subsidiaries which, with notice or lapse of time or both, would become a default by the Company or any of the Company Subsidiaries.
Section 3.12 Insurance. Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries maintain insurance in such amounts and against such risks as is sufficient to comply with applicable Law, (ii) all policies or binders of material fire, liability, product liability, workers’ compensation, vehicular, directors’ and officers’ and other material insurance held by or on behalf of the Company and the Company Subsidiaries (collectively, the “Company Insurance Policies”) are (a) except for policies that have expired under their terms, in full force and effect, and (b) to the knowledge of the Company, valid and enforceable in accordance with their terms, (iii) neither the Company nor any Company Subsidiary is in breach or default with respect to any provision contained in any such policy or binder and (iv) neither the Company nor any Company Subsidiary has (a) received notice of actual or threatened modification or termination of any material Company Insurance Policy, or (b) received notice of cancellation or non-renewal of any such Company Insurance Policy, other than in connection with ordinary renewals.
Section 3.13 Tax Matters.
          (a) For purposes of this Agreement, the term “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means all United States federal, state and local, and all foreign, income, profits, franchise, gross receipts, payroll, transfer, sales, employment, social security, unemployment insurance, workers’ compensation, use, property, excise, value added, ad valorem, estimated, stamp, alternative or add-on minimum, recapture, environmental, capital gain, withholding taxes, any other taxes, and any fees, assessments, liabilities, levies, charges, customs, duties, tariffs, impositions or assessments in the nature of taxes, together with all interest, penalties, fines and additions imposed on or with respect to such amounts, whether disputed or not, including any liability for taxes of a predecessor entity. “Tax Return” (and, with correlative meaning, “Tax Returns”) means any return, declaration, report, claim for refund or information return or similar statement filed or required to be filed with any taxing authority or any other Governmental Entity in connection with Taxes, including any attachments thereto and any amendments thereof.
          (b) Except as has not had, individually or in the aggregate, a Company Material Adverse Effect:
     (i) All Tax Returns required to be filed by or with respect to the Company and the Company Subsidiaries have been filed or will be filed with the appropriate tax authority within the time and in the manner prescribed by Law. All such Tax Returns are true, correct and complete and all Taxes owed by the Company or the Company Subsidiaries, whether or not shown on any Tax Return, have been timely paid except for Taxes being contested in good faith and for which adequate reserves have been established on the Financial Statements, in accordance with GAAP. No claim (which has not been settled and paid or accrued) has ever been made in writing by any taxing authority in any jurisdiction in which any of the Company or the Company Subsidiaries does not file a Tax Return that the Company or the Company Subsidiaries are or may be subject to taxation by that jurisdiction. Since January 1, 2004, no adjustment relating to any Tax Return of the Company or any Company Subsidiary has been proposed in writing by any Tax Authority (insofar as such adjustment relates to the activities or income of the Company or any Company Significant Subsidiary).
     (ii) There are no Liens with respect to Taxes upon any of the assets or properties of the Company or the Company Subsidiaries, other than with respect to Taxes not yet due and payable.
     (iii) No audit, assessment, examination, dispute, investigation or judicial or administrative proceeding is currently pending with respect to any Tax Return or Taxes of the Company or the Company Subsidiaries with respect to which the Company or a Company Subsidiary has been notified in writing. No deficiency for any Taxes has been proposed or assessed in writing against the Company or the Company Subsidiaries, which deficiency has not been paid or accrued in full. All Tax deficiencies determined as a result of any past completed audit with respect to Taxes of the Company and the Company Subsidiaries have been satisfied.
     (iv) There are no outstanding requests, agreements, waivers or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to the Company or the Company Significant Subsidiaries for any taxable period.
     (v) With respect to any period ending on or before the date of the latest balance sheet included in the Financial Statements for which Tax Returns have not yet been filed, or for which Taxes are not yet due or owing, the Company and the Company Subsidiaries have, in accordance with and to the extent required by GAAP, made accruals for such Taxes in their Financial Statements.
     (vi) All withholding and payroll Tax requirements required to be complied with by the Company and the Company Subsidiaries (including requirements to deduct, withhold and pay over amounts to any Governmental Entity and to comply with associated reporting and record keeping requirements) have been satisfied or adequate reserves have been established on the Financial Statements in accordance with GAAP.
     (vii) Neither the Company nor any Company Subsidiary has any liability for the Taxes of any other person (other than the Company and the Company Subsidiaries) under Treasury Regulation 1.1502-6 (or any similar provision of state, local or foreign Law) by contract or as a transferee or successor.
     (viii) The Company has delivered or made available to Parent complete copies of all consolidated federal income Tax Returns of the Company with respect to 2004, 2005 and 2006.
     (ix) Neither the Company nor any Company Subsidiary has participated in a “reportable transaction” that has given rise to a disclosure obligation under Section 6011 of the Code and Treasury Regulations promulgated thereunder and that has not been disclosed in the relevant Tax Return of the company or relevant Company Subsidiary.

     (x) Neither the Company nor any Company Subsidiary is a party to any joint venture, partnership, or other arrangement (other than an arrangement related to royalties) with unrelated third parties that the parties treat as a partnership for federal or applicable state, local or foreign Tax purposes.
     (xi) The Company has not been a “distributing corporation” or a “controlled corporation” within the meaning of Code section 355(a)(1)(A) in a transaction occurring within the past five years.
     (xii) Neither the Company nor any of the Company Subsidiaries is a party to any indemnification, allocation, sharing or similar agreement, with respect to Taxes that would give rise to a payment or indemnification obligation (other than agreements among the Company and the Company Subsidiaries).
     (xiii) No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to the Company or any of the Company Subsidiaries.
     (xiv) The Company will not be required to include amounts in income, or exclude items of deduction, in a taxable period beginning after the Closing Date as a result of (i) a change in method of accounting occurring prior to the Closing Date, (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, or (iii) a prepaid amount received, or paid, prior to the Closing Date.
     (xv) Neither the Company nor any Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.
     (xvi) There is no Contract by the Company or any of the Company Subsidiaries covering any Person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by the Company by reason of Section 162(m) of the Code with respect to any tax period ending on or before the Effective Time.
          (c) The representations and warranties contained in Section 3.5(b), Section 3.13 and Section 3.14 are the only representations and warranties being made by the Company with respect to Taxes related to the Company, any Company Subsidiary, this Agreement or its subject matter, and no other representation and warranty contained in any other section of this Agreement shall apply to any such Tax matters and no other representation or warranty, express or implied, is being made with respect thereto.
Section 3.14 Employee Benefit Plans.
          (a) With respect to each material pension, savings, profit sharing, retirement, deferred compensation, employment, change in control, retention, transaction bonus, employee loan, collective bargaining, welfare, fringe benefit, insurance, short and long term disability, medical, death benefit, incentive, bonus, stock, other equity-based, vacation pay, severance pay, cafeteria plan and other plan, program, policy, agreement and arrangement for the benefit of any current or former employee, director or consultant of the Company or any Company Subsidiary (collectively, the “Company Employees”), or their beneficiaries, including each “employee benefit plan” (as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and that is contributed to, sponsored or maintained by the Company and/or by one or more Company Subsidiaries or to which the Company and/or one or more Company Subsidiaries would reasonably be expected to have any present or future liability (each, whether or not material, a “Plan”), the Company has delivered or made available to Parent current, accurate and complete copies of each of the following together with, when applicable, all amendments: (i) the Plan, or, if the Plan has not been reduced to writing, a written summary of its material terms, (ii) if the Plan is subject to the disclosure requirement of Title I of ERISA, the summary plan description, and in the case of each other Plan, any similar employee summary, (iii) if the Plan is intended to be qualified under Section 401(a) of the Code, the most recent determination letter (or opinion letter upon which the Company is entitled to rely) issued by the Internal Revenue Service (“IRS”), (iv) if the Plan is subject to the requirement that a Form 5500 series annual report/return be filed, the three most recently filed annual reports/returns and all exhibits and attachments thereto, (v) all related trust agreements, group annuity contracts and administrative services agreements, and (vi) for each Plan that is funded, the three most recent financial statements and actuarial reports for each such Plan. Section 3.14(a) of the Company Disclosure Schedule sets forth a true and complete list of all material Plans.
          (b) Except as set forth on Section 3.14(b) of the Company Disclosure Schedule, each Plan has been established and administered in all material respects in accordance with its terms and the provisions of applicable Law, including ERISA and the Code (and the rules and regulations thereunder). Except as set forth on Section 3.14(b) of the Company Disclosure Schedule, none of the Plans is currently under examination by the IRS or the U.S. Department of Labor. Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, all contributions, premiums and expenses, if any, due under each Plan have been timely made. Each Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or opinion letter upon which the Company may rely) from the IRS that it is so qualified, and to the knowledge of the Company nothing has occurred since the date of such letter that adversely affected the qualified status of such Plan. Each trust created under any such Plan is exempt from tax under Section 501(a) of the Code. Except as set forth on Section 3.14(b) of the Company Disclosure Schedule, no Plan is or has been subject to Section 302 of ERISA or Section 412 of the Code. No event has occurred and to the knowledge of the Company, no condition exists that would subject the Company or any Company Subsidiary either directly or by reason of their affiliation with any member of their “Controlled Group” (defined as any organization that is a member of a controlled group of organizations within the meaning of Sections 414 (b), (c), (m) or (o) of the Code), to any tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable laws, rules or regulations which could result in any material liability on the part of the Company or any Company Subsidiary.
          (c) Except for continuation of health coverage described in Section 4980B of the Code or Section 601 et seq. of ERISA (“COBRA”) and, except as provided on Section 3.14(c) of the Company Disclosure Schedule, no Plan provides for medical, dental, life insurance coverage or any other welfare benefits after termination of employment or for other post-employment welfare benefits. To the knowledge of the Company, the information set forth in Section 3.14(c) of the Company Disclosure Schedule was, as of the date such information was prepared, accurate in all material respects; provided, however, that the portion of such information which constitutes estimates was prepared on a reasonable basis at the time of such estimate; and provided further that the Company makes no representation with respect to the applicability of or calculations under Section 280G of the Code, with respect to the representation made in this sentence.
          (d) Except as set forth on Section 3.14(d) of the Company Disclosure Schedule, no Action (other than routine claims for benefits in the ordinary course) is pending or, to the knowledge of the Company, threatened against any Plan (including any audit or other administrative proceeding by the U.S. Department of Labor, the IRS or other governmental agencies).
          (e) Except as set forth on Section 3.14(e) of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries has ever maintained, sponsored, contributed to, been required to contribute to, or incurred any liability under any defined benefit pension plan subject to Title IV of ERISA, including without limitation any multi-employer plan as defined in Section 3(37) or Section 4001(a)(3) of ERISA or any multiple employer plan as defined in Section 413(c) of the Code, or any plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 or 4064 of ERISA.
          (f) Neither the Company nor any Company Subsidiary, nor, to the knowledge of the Company, any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transactions in connection with any Plan that would result in the imposition on the Company of a material penalty pursuant to Section 502 of ERISA, material damages pursuant to Section 409 of ERISA or a material tax pursuant to Section 4975 of the Code.
          (g) Except as required by applicable Law or as set forth on Section 3.14(g) of the Company Disclosure Schedule, no Plan exists that, as a result of the execution of this Agreement, shareholder approval of this Agreement, or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), could (i) result in severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (ii) except as contemplated by Section 2.3 with respect to Options, Restricted Shares, SARs and “Options” under the ESPP, accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any Plan, (iii) limit or restrict the right of the Company or any Company Subsidiary to merge, amend or terminate any of the Plans, or (iv) result in payments under any of the Plans which would not be deductible under Section 280G of the Code.
          (h) With respect to any multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA) to which the Company, any Company Subsidiary or any member of their respective Controlled Groups has any liability or contributes (or has at any time contributed or had an obligation to contribute), except as has not had a Company Material Adverse Effect, none of the Company, any Company Subsidiary or any member of their respective Controlled Groups has incurred any withdrawal liability under Title IV of ERISA which remains unsatisfied or, except as set forth on Section 3.14(h) of the Company Disclosure Schedule, would be subject to such liability if, as of the Closing Date, the Company, any Company Subsidiary or any member of their respective Controlled Groups were to engage in a complete withdrawal (as defined in Section 4203 of ERISA) or partial withdrawal (as defined in Section 4205 of ERISA) from any such multiemployer plan.
          (i) Except as set forth on Section 3.14(i) on the Company Disclosure Schedule, no Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside the United States (any such Plan set forth in Schedule 3.14(i), “Foreign Plans”). With respect to any Foreign Plans, (i) all Foreign Plans have been established, maintained and administered in compliance with their terms and all applicable Laws of any controlling Governmental Entity except as has not had a Company Material Adverse Effect; (ii) all Foreign Plans that are required to be funded are fully funded, and with respect to all other Foreign Plans, adequate reserves therefore have been established on the accounting statements of the Company or a Company Subsidiary; and (iii) no material liability or obligation of the Company or any Company Subsidiary exists with respect to such Foreign Plans that has not been disclosed on Schedule 3.14(i).
Section 3.15 Labor Matters. Except as set forth on Section 3.15 of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, and neither the Company nor any of the Company Subsidiaries is negotiating any collective bargaining agreement or other contracts or agreements in respect of employees of the Company or the Company Subsidiaries. Except as has not had a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries is subject to, or has experienced within the past three years, a material labor dispute, strike or work slowdown or stoppage, lockout or claim of unfair labor practices. To the knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of the Company Subsidiaries. Except as set forth on Section 3.15(h) of the Company Disclosure Schedule or has not had a Company Material Adverse Effect, the Company and the Company Subsidiaries are in material compliance with all applicable Laws and Contracts relating to employment, employment practices, compensation, benefits, hours, terms and conditions of employment, and the termination of employment, including but not limited to any obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988 and any similar state or local laws, rules or regulations (“WARN”). Neither the Company nor any Company Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. Neither the Company nor any Company Subsidiary is liable for any severance pay or other payments to any employee or former employee arising from the termination of employment except in accordance with the Plans. Except as set forth on Section 3.15 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has, since January 1, 2007, closed any plant or facility, effectuated any “mass layoffs” as defined under WARN of employees or implemented any early retirement or separation programs, nor has any such action or program been planned or announced for the future.
Section 3.16 Environmental Matters.
          (a) Except as set forth on Section 3.16(a) of the Company Disclosure Schedule or as has not had, individually or in the aggregate, a Company Material Adverse Effect, (i) none of the Company or any of the Company Subsidiaries is in violation of, or to the knowledge of the Company has violated, any Environmental Law and to the knowledge of the Company, there is no event, condition or development that will materially interfere with, or add material cost to, maintaining compliance with all applicable Environmental Laws in the future; (ii) there is and has been no Release or threatened Release of Hazardous Substances that requires response action under applicable Environmental Law or that has resulted in liability under any Environmental Law at, on, under or from any of the properties or facilities currently or, to the knowledge of the Company formerly, owned, leased or operated by the Company or any of the Company Subsidiaries and none of the Company and the Company Subsidiaries has been notified that it has Released, or arranged for the disposal of, any Hazardous Substance in a manner, or to a location, that could reasonably be expected to result in liability under or relating to any Environmental Law; (iii) the Company and the Company Subsidiaries have obtained and are in compliance with all required Environmental Permits and, except for any noncompliance that has been fully resolved, have been in the past in compliance with such Environmental Permits and to the knowledge of the Company there is no Action pending or threatened, to revoke, suspend, cancel, terminate, or adversely modify any Environmental Permit; (iv) there are no Actions, orders, written claims or written notices pending or, to the knowledge of the Company, issued to or threatened against the Company or any of the Company Subsidiaries alleging violations of or liability under any Environmental Law or otherwise concerning the Release or management of Hazardous Substances; (v) to the knowledge of the Company the execution of this Agreement and the consummation of the transactions contemplated hereby do not require any submission to, or any consent or approval of, any Governmental Entity under or relating to any Environmental Law; and (vi) other than in the ordinary course of business none of the Company and the Company Subsidiaries has contractually assumed or provided indemnity against any liability under or relating to any Environmental Law.
          (b) Parent and Merger Sub acknowledge that (i) the representations and warranties contained in this Section 3.16 of this Agreement are the only representations and warranties being made with respect to compliance with or liability under Environmental Laws related in any way to the Company or to the Company Subsidiaries or to this Agreement or to its subject matter and (ii) no other representation or warranty contained in this Agreement (including pursuant to Section 3.7) shall apply to any such matters and no other representation or warranty, express or implied, is being made with respect thereto.
          (c) For purposes of this Agreement:
     (i) “Environmental Laws” means any Laws (including common law) of the United States federal, state, local, non-United States, or any other Governmental Entity, relating to (A) Releases or threatened Releases of Hazardous Substances or materials containing Hazardous Substances; (B) the manufacture, handling, transport, use, treatment, storage, emission, discharge, or disposal of Hazardous Substances or materials containing Hazardous Substances; or (C) pollution or protection of the environment or natural resources or to the protection of human health and safety as such health and safety is affected by Hazardous Substances or materials containing Hazardous Substances.
     (ii) “Environmental Permits ” means any permit, consent, license, registration, approval, notification or any other authorization pursuant to Environmental Law.
     (iii) “Hazardous Substances” means (A) those substances, materials or wastes defined as toxic, hazardous, acutely hazardous, pollutants, contaminants or solid wastes or any other term of similar import, in, or regulated under, the following United States federal statutes and any analogous foreign or state statutes, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act, the Toxic Substances Control Act and the Clean Air Act; (B) petroleum and petroleum products, including crude oil and any fractions thereof; (C) natural gas, synthetic gas, and any mixtures thereof; and (D) polychlorinated biphenyls, asbestos, molds that would reasonably be expected to have an adverse effect on human health, urea formaldehyde foam insulation, radon, ammonia, pesticides and any other material that could result in the imposition of liability under any applicable Environmental Law.
     (iv) “Release” means any release, spilling, leaking, pumping, pouring, discharging, emitting, emptying, escaping, leaching, injecting, dumping, disposing or migrating into or through the indoor or outdoor environment.
Section 3.17 No Breach. The execution, delivery and performance of this Agreement do not and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement will not (i) violate any provision of the charter or bylaws of the Company or the comparable organizational documents of any Company Subsidiary, (ii) violate, conflict with or result in the breach of any of the terms or conditions of, result in modification of or the cancellation or loss of a benefit under, require any notice or action under, or otherwise give any other contracting party the right to terminate, accelerate obligations under or receive payment or additional rights under or constitute (or with notice or lapse of time, or both, constitute) a default under, any Material Contract, (iii) violate any Law applicable to the Company or the Company Subsidiaries or by which any of the Company’s or the Company Subsidiaries’ assets or properties is bound, (iv) except for (a) filings with the SEC under the Exchange Act, (b) filings pursuant to the TBCA as contemplated herein, (c) the filing of a pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any merger control, competition or fair trade Law filings in foreign jurisdictions if and to the extent required, (d) filings required with, and approvals required by, the NASDAQ rules and regulations, and (e) the notifications and consents listed on Section 3.17 of the Company Disclosure Schedule, require any registration or filing with, notice to, or Permit, order, authorization, consent or approval of, any Governmental Entity or any third party pursuant to any Material Contract, or (v) result in the creation of any Lien on the assets or properties of the Company or a Company Subsidiary (other than Permitted Liens), excluding from the foregoing clauses (ii), (iii), (iv) and (v) violations, conflicts, breaches, accelerations, rights or entitlements, defaults and Liens which, and filings, registrations, notices, Permits, orders, authorizations, consents and approvals the absence of which has not had, individually or in the aggregate, a Company Material Adverse Effect (excluding, for this purpose, exception (A) in the definition of Material Adverse Effect). Notwithstanding the foregoing, for purposes of this Section 3.17, the Company does not make any representation or warranty regarding the effect of the applicable antitrust, merger control, competition or fair trade Laws or its ability to execute, deliver or perform its obligations under this Agreement or to consummate the Merger as a result of the enactment, promulgation, application or threatened or actual judicial or administrative investigation or litigation under, or enforcement of, any antitrust, merger control, competition or fair trade Law existing as of the date hereof with respect to the consummation of the Merger.
Section 3.18 Board Approvals; Anti-Takeover; Vote Required.
          (a) The Company Board of Directors has (i) duly and validly approved and adopted resolutions approving all corporate action required to be taken by the Company Board of Directors to authorize this Agreement and the Merger, and (ii) subject to Section 5.2, resolved to submit this Agreement to the shareholders of the Company and to recommend that the shareholders of the Company approve this Agreement.

          (b) Assuming the accuracy of the representations and warranties set forth in Section 4.8(b), the Company and the Company Board of Directors has taken all action necessary such that no restrictions contained in any “fair price,” “moratorium,” “control share acquisition,” “business combination” or similar statute or regulation or provision in the Company’s charter or bylaws will apply to the execution, delivery or performance of or compliance with this Agreement or the Merger.
          (c) Assuming the accuracy of the representations and warranties set forth in Section 4.8(b), the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (the “Company Shareholder Approval”) is the only vote of the Company’s shareholders necessary to approve this Agreement and the transactions contemplated hereby.
Section 3.19 Financial Advisor.
          (a) The Company Board of Directors has received the opinion of Evercore Group L.L.C. substantially to the effect that, as of the date hereof, and based upon and subject to the factors and assumptions set forth therein, the Per Share Price to be received by the holders of shares of Company Common Stock pursuant to this Agreement is fair from a financial point of view to such holders, a signed copy of which will be shown to Parent promptly after it is available following the date hereof. It is agreed and understood that such opinion is for the benefit of the Company Board of Directors and may not be relied on by Parent or Merger Sub.
          (b) Other than Evercore Group L.L.C., no broker, investment banker, financial advisor, finder, agent or similar intermediary has acted on behalf of the Company or any Company Subsidiary in connection with this Agreement or the transactions contemplated hereby, and there are no other brokerage commissions, finders’ fees, financial advisors’ fees or similar fees or commissions payable in connection herewith based on any agreement, arrangement, commitment or understanding with the Company or any Company Subsidiary, or any action taken by or on behalf of the Company or any Company Subsidiary. The Company has made available to Parent a true, complete and correct copy of the Company’s engagement letter with Evercore Group L.L.C.
Section 3.20 Information in the Proxy Statement. The proxy statement to be provided to the Company’s shareholders in connection with the Company Shareholders’ Meeting (such proxy statement, inclusive of any amendment thereof or supplement thereto, the “Proxy Statement”) on the date mailed to the Company’s shareholders and at the time of any meeting of the Company’s shareholders to be held in connection with the Merger, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to statements made therein based on information supplied by or related to, or the sufficiency of disclosures related to, Parent, Merger Sub or Sponsors. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.
Section 3.21 Affiliate Transactions. No executive officer or director of the Company or any Company Subsidiary or any person owning 5% or more of the Company Common Stock or, to the Company’s knowledge, any affiliate or family member of any such officer, director or owner (an “Affiliated Party”) is a party to any Contract with or binding upon the Company or any Company Subsidiary or has any material interest in any property or assets owned by the Company or any Company Subsidiary or has engaged in any transaction (other than those related to employment or incentive arrangements) with the Company that is material to the Company within the last 12 months, in each case, of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.
Section 3.22 No Other Representations or Warranties. Except for the representations and warranties contained in Section 4 and any certificate delivered by Parent or Merger Sub in connection with the Closing, the Company acknowledges and agrees that none of Parent, Merger Sub or any other person on behalf of Parent or Merger Sub makes, nor has the Company relied upon or been induced by, any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company in connection with the transactions contemplated hereunder.
Section 4. Representations and Warranties of Parent and Merger Sub.
     Except as set forth on the disclosure schedule delivered by Parent to the Company on the date hereof (the “Parent Disclosure Schedule”), Parent and Merger Sub hereby jointly and severally make the representations and warranties set forth in this Section 4 to the Company. The section numbers of the Parent Disclosure Schedule are numbered to correspond to the section numbers of this Agreement to which they refer. Any information set forth in one section of the Parent Disclosure Schedule will be deemed to apply to each other section or subsection of the Parent Disclosure Schedule to which its relevance is reasonably apparent on its face.
Section 4.1 Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Parent and Merger Sub are duly qualified or licensed as a foreign corporation or organization to do business, and are in good standing, in each jurisdiction where the character of the properties owned, leased or operated by them or the nature of their business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not reasonably be likely to prevent or materially delay Parent’s and Merger Sub’s ability to consummate the transactions contemplated hereby (a “Parent Material Adverse Effect”). Parent has made available to the Company a complete and correct copy of the articles of organization and bylaws or other applicable governing instruments of Parent and Merger Sub.
Section 4.2 Authority to Execute and Perform Agreement. Parent and Merger Sub have the necessary corporate power and authority to enter into, execute and deliver this Agreement and to perform fully their obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding obligation of the other parties hereto, constitutes a valid and binding obligation, enforceable against them in accordance with its terms, except to the extent that enforcement of the rights and remedies created hereby is subject to bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting the rights and remedies of creditors and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

Section 4.3 No Conflict; Required Filings and Consents.
          (a) The execution and delivery by Parent and Merger Sub of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, (i) violate (A) any provision of the certificate of incorporation, bylaws or other organizational documents of Parent or Merger Sub, (B) subject to the filings and other matters referred to in Section 4.3(b), any Law applicable to Parent or Merger Sub or their properties or assets, or (C) any Contract to which Parent or Merger Sub is a party or by which their respective assets or properties are bound in any material respect (other than the Credit Agreement, dated as of July 20, 2007, among Parent, VISTAR Management, Inc., a Delaware corporation, Wellspring Distribution Corp., a Delaware corporation, Wachovia Capital Markets, LLC as Joint Lead Arranger and Joint Bookrunner, Credit Suisse Securities (USA) LLC, as Joint Lead Arranger, Joint Bookrunner and Documentation Agent, Wachovia Bank, National Association, as Administrative Agent and Collateral Agent, GE Capital Markets, Inc., as Joint Bookrunner and Syndication Agent, and the lenders party thereto, which Parent intends to refinance in connection with the transactions contemplated hereby), or (ii) require the consent of, or registration, declaration or filing with, any third party under any Contract to which Parent or Merger Sub is a party or by which their respective assets or properties are bound, except in the case of clause (i)(B), clause (i)(C) and clause (ii), any such violations, consents, registrations, declarations or filings that would not have a Parent Material Adverse Effect.
          (b) No consent of, or registration, declaration or filing with, any third party or Governmental Entity is required to be obtained or made by or with respect to Parent or Merger Sub in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) filing of a pre-merger notification report under the HSR Act, (ii) the filing with the SEC of such reports under Section 13 of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (iii) the filing of the Articles of Merger with the Secretary of State of the State of Tennessee and any appropriate documents with the relevant authorities of the other jurisdictions in which Parent or Merger Sub is qualified to do business, (iv) compliance with and filings under the merger control, competition or fair trade Laws of any foreign jurisdiction, if and to the extent required, (v) as set forth in Section 3.17 of the Company Disclosure Schedule and (vi) such items that have not had, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.4 Information in the Proxy Statement. The information supplied by Parent and Merger Sub expressly for inclusion in the Proxy Statement will not contain at the time it is first mailed to the shareholders of the Company or at the time of the Company Shareholders’ Meeting, any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.
Section 4.5 Litigation. As of the date of this Agreement, there is no Action pending or, to the knowledge of Parent, threatened, against Parent or Merger Sub before any Governmental Entity that would or seeks to delay or prevent the consummation of the Merger. As of the date of this Agreement, neither Parent nor Merger Sub is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Parent, continuing investigation by, any Governmental Entity, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Entity that would or seeks to materially delay or prevent the consummation of the Merger.

Section 4.6 Financing. Parent has delivered to the Company true and complete copies of (i) the Equity Commitment Letters, dated as of the date hereof (collectively, the “Equity Commitment Letters”), by and between Parent and each of Blackstone Capital Partners V L.P. and Wellspring Capital Partners IV, L.P. (each, a “Sponsor” and collectively, the “Sponsors”), respectively, pursuant to which each Sponsor has committed to provide certain of the cash equity financing to Parent in connection with the transactions contemplated hereby, and (ii) the executed debt commitment letters, dated as of the date hereof, among (A) Parent, Wellspring Distribution Corp. (“WDC”), Wachovia Capital Markets, LLC, Wachovia Bank, National Association, Credit Suisse Securities (USA) LLC, Credit Suisse, Cayman Islands Branch, GE Capital Markets, Inc. and General Electric Capital Corporation (the “Senior Debt Commitment Letter”) and (B) Parent, WDC,Wachovia Capital Markets, LLC and Wachovia Investment Holdings, LLC, DLJ Investment Partners, Inc., Blackstone Mezzanine Partners II L.P., Blackstone VPS Capital Partners V L.P., Blackstone VPS Capital Partners V-AC L.P., Blackstone Participation Partnership V VPS L.P., Blackstone Family Investment Partnership V VPS L.P., Blackstone Family Investment Partnership V-SMD L.P. and Wellspring Capital Partners IV, L.P. (the “Subordinated Debt Commitment Letter”, and together with the Senior Debt Commitment Letter, the “Debt Commitment Letters”), pursuant to which the Lenders have committed to provide the debt financing (the “Debt Financing”) to Parent that is necessary to consummate the transactions contemplated hereby. The Equity Commitment Letters, together with the Debt Commitment Letter, are sometimes referred to collectively herein as, the “Commitment Letters,” and the amounts committed pursuant to the Commitment Letters being, the “Financing.” As of the date hereof, the commitments contained in the Commitment Letters have not been withdrawn or rescinded in any respect and the Commitment Letters have not been amended or modified. As of the date hereof, the Commitment Letters are in full force and effect in the form so delivered and the Commitment Letters constitute the valid and binding obligations of the Parent, and to the knowledge of the Parent, the other parties thereto. There are no conditions precedent or other contingencies, side agreements or other arrangements or understandings related to the funding of the full amount of the Financing or the terms thereof, other than as set forth in or contemplated by the Commitment Letters (the “Disclosed Conditions”), and no Person has any right to impose, and neither the Lenders nor Parent has any obligation to accept (i) any condition precedent to such funding other than the Disclosed Conditions nor (ii) any reduction to the aggregate amount available under the Debt Commitment Letters on the Closing Date (nor any term or condition which would have the effect of reducing the aggregate amount under the Debt Commitment Letters on the Closing Date). Parent has fully paid all commitment fees required in connection with the Debt Commitment Letters. Assuming the accuracy of the representations and warranties set forth in Section 3.3, the aggregate proceeds contemplated by the Commitment Letters will be sufficient when funded for Parent and the Surviving Corporation to pay the aggregate Merger Consideration, the Cash Out Amount and any other payments contemplated in this Agreement (including the refinancing of any outstanding indebtedness of the Company) and to pay all fees and expenses related to the Financing, the Merger or any other transactions contemplated by this Agreement. As of the date of this Agreement, Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Merger Sub on the Closing Date. For the avoidance of doubt, it is not a condition to Closing under this Agreement for Parent or Merger Sub to obtain the Financing or any alternative financing.
Section 4.7 Guarantee. Concurrently with the execution of this Agreement, Parent and Merger Sub have delivered to the Company limited guarantees in favor of the Company, dated the date hereof, of each Sponsor with respect to certain matters on the terms specified therein (the “Limited Guarantees” ). Each Limited Guarantee is in full force and effect and constitutes the legal, valid and binding obligations of its respective guarantor, enforceable in accordance with its terms, and has not been amended, withdrawn or rescinded in any respect.
Section 4.8 Parent and Merger Sub.
          (a) Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time has engaged in no other business activities and has incurred no liabilities or obligations other than as contemplated herein. The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $.01 per share, all of which are validly issued and outstanding. All of the outstanding capital stock of Merger Sub is, and at the Effective Time will be, directly or indirectly, owned by Parent. Merger Sub has outstanding no options, warrants, rights or other agreements pursuant to which any person other than Parent may acquire any equity security of Merger Sub.
          (b) Each of Parent and Merger Sub do not own (directly or indirectly, beneficially or of record) and is not a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company (other than as contemplated by this Agreement). There are no Contracts between Parent, Merger Sub or any affiliate thereof, on the one hand, and any member of the Company’s management or directors, on the other hand, as of the date hereof that relate in any way to the Company or the transactions contemplated by this Agreement. Prior to the Company Board of Directors approving this Agreement, the Merger and the other transactions contemplated thereby for purposes of the applicable provisions of the Tennessee Business Combination Act, neither Parent nor Merger Sub, alone or together with any other person, was at any time, or became, an “interested shareholder” thereunder or has taken any action that would cause any anti-takeover statute under the Tennessee Business Combination Act to be applicable to this Agreement.
          (c) No vote of the stockholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by any applicable Law, the certificate of incorporation or bylaws or other equivalent organizational documents of Parent in order for Parent to consummate the transactions contemplated by this Agreement.
Section 4.9 Brokers. Other than Wachovia Capital Markets, LLC, Goldman, Sachs & Co., and Credit Suisse Securities (USA) LLC, no broker, finder, agent or similar intermediary has acted on behalf of Sponsors, Parent or Merger Sub in connection with this Agreement or the transactions contemplated hereby, and there are no brokerage commissions, finders’ fees or similar fees or commissions payable in connection herewith based on any agreement, arrangement or understanding with Sponsors, Parent or Merger Sub or any of their respective affiliates, or any action taken by Sponsors, Parent or Merger Sub or any of their respective affiliates.
Section 4.10 Solvency. As of the Effective Time, assuming (i) satisfaction of the conditions to Parent’s and Merger Sub’s obligation to consummate the merger, or waiver of such conditions, (ii) the accuracy of the representations and warranties in Section 3 hereof (without giving effect to any materiality or Company Material Adverse Effect qualifiers) and (iii) solely for the purposes of this Section 4.10, the projections or forecasts provided by the Company to Parent prior to the date hereof have been prepared in good faith on reasonable assumptions, immediately after giving effect to all of the transactions contemplated by this Agreement, including, without limitation, the Financing, any alternative financing and the payment of the aggregate Merger Consideration and the consideration in respect of the Cash Out Amount, any other repayment or refinancing of debt that may be contemplated in the Debt Commitment Letters, and payment of all related fees and expenses, each of Parent and the Surviving Corporation will be Solvent. For purposes of this Section 4.10, the term “Solvent” with respect to each of Parent and the Surviving Corporation means that, as of any date of determination, (a) the amount of the fair saleable value of the assets of Parent and its Subsidiaries taken as a whole and the Surviving Corporation and its Subsidiaries, taken as a whole, respectively exceeds, as of such date, the sum of (i) the value of all liabilities of Parent and its Subsidiaries taken as a whole and the Surviving Corporation and its Subsidiaries taken as a whole, respectively, including contingent and other liabilities, as of such date, as such terms are generally determined in accordance with the applicable Tennessee (in the case of the Surviving Corporation), Colorado (in the case of Parent) and federal (in the case of each of the Surviving Corporation and Parent) Laws governing determinations of the solvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of Parent and its Subsidiaries taken as a whole and the Surviving Corporation and its Subsidiaries taken as a whole, on its existing debts (including contingent liabilities) as such debts become absolute and matured; (b) each of Parent and the Surviving Corporation, as applicable, will not have, as of such date, an unreasonably small amount of capital for the operation of the business in which it is engaged or proposed to be engaged by Parent or the Surviving Corporation following such date; (c) each of Parent and the Surviving Corporation, as applicable, will be able to pay its liabilities, including contingent and other liabilities, as they mature in the ordinary course of business; and (d) the satisfaction of any other solvency requirement set forth in the TBCA or pursuant to the Colorado Business Corporation Act, or federal Laws applicable to Parent or the Surviving Corporation. For the purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses for which it is engaged or proposed to be engaged” means that Parent or the Surviving Corporation, as applicable, will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.
Section 4.11 No Other Representations or Warranties; Investigation by Parent. Parent and Merger Sub each acknowledges and agrees that (a) it has had an opportunity to discuss the business of the Company and the Company Subsidiaries with the management of the Company, (b) it has had reasonable access to (i) the books and records of the Company and the Company Subsidiaries and (ii) the electronic dataroom maintained by the Company through Intralinks, Inc. for purposes of the transactions contemplated by this Agreement, (c) it has been afforded the opportunity to ask questions of and receive answers from executive officers of the Company and (d) except for the representations and warranties contained in this Section 3, and any certificates delivered by the Company in connection with Closing, neither Parent nor Merger Sub have relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to the Company or with respect to any information made available to Parent or Merger Sub in connection with the transaction contemplated hereunder. Neither the Company nor any other person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub or their respective representatives in certain data rooms or management presentations in expectation of the transactions contemplated by this Agreement, unless any such information is expressly included in a representation or warranty contained in Section 3 or in the corresponding section of the Company Disclosure Schedule.

Section 5. Conduct of Business Pending the Merger; Solicitation; Change in Recommendation; Employee Matters.
Section 5.1 Conduct of Business. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company and each Company Subsidiary shall, except as required by Law, as expressly required by this Agreement, as set forth on Section 5.1 of the Company Disclosure Schedule or to the extent that Parent shall otherwise consent in writing (not to be unreasonably withheld or delayed), conduct its business in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, and to the extent consistent therewith, without the prior written consent of Parent (not to be unreasonably withheld or delayed), during the period from the date hereof and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company shall observe the following covenants, in each case except as required by Law or as expressly required by this Agreement or as set forth on Section 5.1 of the Company Disclosure Schedule:
          (a) Affirmative Covenants Pending Closing. The Company shall, and shall cause the Company Subsidiaries to:
     (i) Preservation of the Business; Maintenance of Properties, Material Contracts. Use commercially reasonable efforts to, on a basis consistent with past practices, (A) preserve the business of the Company and the Company Significant Subsidiaries, including without limitation, keeping available the services of the current officers, employees and consultants of the Company and the Company Significant Subsidiaries and to preserve the present relationships of the Company and the Company Significant Subsidiaries with its employees, customers, suppliers and other persons with which the Company or any Company Significant Subsidiary has significant business relations, (B) advertise, promote and market the Company’s products in a manner consistent with past practice, (C) keep the Company’s material properties substantially intact, to preserve its goodwill and business, to maintain all physical properties in the current condition, reasonable wear and tear excepted, (D) perform and comply in all material respects with the terms of its Material Contracts, (E) maintain, and comply in all material respects with, all material Permits, and (F) not solicit, or take or permit to be taken any action to cause, any employee, material customer or material supplier to terminate or materially and adversely alter its relationship with the Company, other than in the ordinary course of business;
     (ii) Notice to Labor Organizations. Engage in all notifications to and communications to and with any labor organization representing employees of the Company or the Company Subsidiaries as may be required by law or any collective bargaining agreement, in connection with the transactions contemplated by this Agreement;
     (iii) WARN. Between the date hereof and the Closing Date, cause the Company and the Company Subsidiaries to not effect or permit a “plant closing” or “mass layoff” as those terms are defined in WARN without complying in all material respects with the notice requirements and all other provisions of WARN; and
     (iv) Insurance. Use commercially reasonable efforts to keep in effect general liability, casualty, product liability, workers compensation, directors’ and officers’ liability and other material insurance policies or self-insurance programs in coverage, scope and amounts substantially similar to those in effect at the date hereof.
          (b) Negative Covenants Pending Closing. The Company shall not, and shall not permit any Company Subsidiary to:
     (i) Compensation. (1) Except as permitted by Section 5.1(b)(ii), change the compensation payable to any Company Employee or enter into or amend any employment, change in control, bonus, severance, termination, retention or other agreement or arrangement with any Company Employee, or adopt, or increase the benefits (including fringe benefits), severance or termination pay under, any Plan or any employee benefit plan, program, policy, arrangement or agreement that would be a Plan if it were in existence on the date of this Agreement or otherwise, except (A), in each case, as required by Law or in accordance with existing agreements or Plans disclosed under Section 3.14(a) of the Company Disclosure Schedule, and (B) in the case of compensation for employees, agents or consultants, in the ordinary course of business, reasonably consistent with past practice (but expressly excluding officers, directors and any Company Employee who is a party to a change in control agreement (collectively, “Company Managers”), or (2) make any loans or advances to any Company Employee or make any change in its existing borrowing or lending arrangements for or on behalf of any such persons pursuant to a Plan or otherwise; provided, however, that the foregoing clauses (1) and (2) shall not restrict the Company or any of the Company Subsidiaries from entering into or making available to newly hired employees or to employees in the context of promotions based on job performance or workplace requirements (excluding in each case any person who is a Company Manager or whose total annual compensation is expected to exceed $200,000), in each case in the ordinary course of business, plans, agreements, benefits and compensation arrangements (including incentive grants) that have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions (except that the Company and the Company Subsidiaries may not enter into any new severance or change in control agreements, other than ordinary course severance agreements required under the Company’s severance plans);
     (ii) Capital Stock. Split, combine or reclassify any of its capital stock or make any change in the number of shares of its capital stock authorized, issued or outstanding or grant, sell or otherwise issue or authorize the issuance of any share of capital stock, any other voting security or any security convertible into, or any option, warrant or other right to purchase (including any equity-based award), or convert any obligation into, shares of its capital stock or any other voting security, declare, set aside, make or pay any dividend or other distribution with respect to any shares of its capital stock (whether in cash, assets, stock or other securities of the Company or the Company Subsidiaries), sell or transfer any shares of its capital stock, or acquire, redeem or otherwise repurchase any shares of its capital stock or any rights, warrants or options to purchase any of its capital stock, or any securities convertible into or exchangeable for any such shares; provided, however, that the foregoing clause shall not restrict: (1) the exercise of Company Options or SARs after the date hereof, (2) the exercise of “Options” under the ESPP, (3) the repurchase or cancellation of Restricted Shares or other shares of Company Common Stock in accordance with the terms of the applicable award agreements or similar arrangements to satisfy withholding obligations upon the vesting of Restricted Shares, SARs or the exercise of Company Options, or (4) the acceptance of shares of Company Common Stock as payment of the exercise price of Company Options or for withholding taxes incurred in connection with the exercise of Company Options in accordance with the terms of the applicable award agreements;
     (iii) Charter, By Laws and Directors. Amend, or otherwise alter or modify in any respect, the charter or bylaws or similar organizational document of the Company or, in any manner adverse to Parent, any Company Significant Subsidiary;
     (iv) Acquisition or Disposition of Assets. (1) Acquire or license (as licensor) (including by merger, consolidation or acquisition of stock or assets or any other business combination), or enter into any binding memorandum of understanding, letter of intent or other agreement or other agreement, arrangement or understanding to acquire or license (as licensor) (x) any corporation, partnership, other business organization or any division thereof or equity interests therein or (y) assets thereof, except in the case of clause (y) for an amount less than $1,000,000 individually or $2,500,000 in the aggregate or for purchases of inventory in the ordinary course consistent with past practice, (2) enter into a new line of business, (3) sell or transfer, or mortgage, allow to expire, be cancelled or lapse, pledge, lease (as lessor), license (as licensor), terminate any lease (as lessor) or license (as licensor), or otherwise dispose of or encumber, in whole or in part, or subject to any Liens (other than Permitted Liens) any tangible or intangible asset, right or property, or related assets, rights or properties of the Company with a value in excess of $2,500,000, other than sales of inventory in the ordinary course of business consistent with past practice or (4) close down or otherwise cease operations at any distribution facilities utilized by the Company or the Company Subsidiaries;
     (v) Capital Expenditures. Make any capital expenditures in excess of the amount permitted in Section 5.2(b)(v) of the Company Disclosure Schedule;
     (vi) Accounting Policies. Except as may be required as a result of a change in Law or GAAP (or any interpretation thereof), change any of the accounting practices or principles used by it;
     (vii) Writing Up or Down Assets. Write up, write down or write off the book value of any material assets of the Company and the Company Subsidiaries, other than (i) in the ordinary course of business and consistent with past practice or (ii) as may be required by GAAP or the Financial Accounting Standards Board;
     (viii) Legal. Settle or compromise any Action which (a) is material to the Company and the Company Subsidiaries, taken as a whole, (b) together with other Actions settled or compromised after the date hereof, requires payment to or by the Company or any Company Subsidiary (exclusive of attorney’s fees, including success fees) in excess of $1,500,000, individually or in the aggregate, (c) involves injunctive or equitable relief or restrictions on the business activities of the Company or the Company Subsidiaries, (d) would involve the issuance of Company securities or (e) relates to the transactions contemplated hereby;

     (ix) Extraordinary Transactions. Adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, or recapitalization of the Company or any of the Company Subsidiaries (other than this Agreement and the Merger);
     (x) Incurrence of Indebtedness. (1) Incur, assume, guarantee, prepay or otherwise become liable for any indebtedness for borrowed money (directly, contingently or otherwise) (other than letters of credit or similar arrangements issued to or for the benefit of suppliers in the ordinary course of business and borrowings in the ordinary course of business under the Company’s existing revolving credit facility), (2) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of the Company Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, (3) make any loans, advances or capital contributions to, or investment in, any other Person, other than the Company or any of its direct or indirect wholly owned Company Subsidiaries or (4) become a party to any hedging, derivatives or similar contract or arrangement;
     (xi) Material Contracts. (1) Modify, amend, terminate or waive any rights under any Material Contract in any material respect, or (2) enter into, or modify, amend, terminate or waive any rights under, any new Contract (A) that would be a Material Contract if entered into prior to the date hereof unless such contract is both (x) entered into, modified, amended or terminated in the ordinary course of business consistent with past practice and (y) not included within clauses (ii), (iii), (vii), (viii) or (ix) of the definition of Material Contract or (B) that contains a change-in-control provision in favor of the other party or parties thereto or would otherwise require a payment to or give rise to any rights to such other party or parties in connection with the transactions contemplated hereby;
     (xii) Parent’s Financing. Enter into any transaction, including any merger, acquisition, joint venture, disposition, lease, contract or debt or equity financing that would reasonably be expected to impair, delay or prevent Parent’s obtaining the financing contemplated by the Commitment Letters;
     (xiii) Plans. Except (i) as required by Law (including Section 409A of the Code), (ii) Plans set forth on Section 3.14(a) of the Company Disclosure Schedule, as in existence on the date hereof, or (iii) as permitted under this Agreement, establish, adopt, enter into, amend or terminate any Plan or any plan, agreement, program, policy or other arrangement that would be a plan if it were in existence on the date of this Agreement, pay any discretionary cash bonuses to any Company Employee, change in any material respect the manner in which contributions to any such Plan or arrangement are made or the basis on which such contributions are determined or allow for the commencement of any new offering periods under the ESPP;
     (xiv) Collective Bargaining. Enter into, establish, adopt or amend any collective bargaining agreement or other agreement involving unions, except as in the course of ordinary business, in accordance with applicable Law and with advance notice to Parent and good faith consultation concerning the terms and the status of negotiations, with the final decision as to the terms and time of execution to be made solely by the Company;
     (xv) Intellectual Property. Sell, lease (as lessor), license (as licensor), allow to lapse, abandon, invalidate, transfer or otherwise dispose of any material Intellectual Property, in whole or in part, other than non-exclusive licenses or similar dispositions in the ordinary course of business;
     (xvi) Leases. Enter into any lease for any real property requiring payments in excess of $150,000 annually by the Company or any Company Subsidiary;
     (xvii) Customers and Suppliers. (1) Enter into or terminate any Contract with a customer of the Company or any Company Subsidiary that would provide or provides in excess of $40 million in annual revenues to the Company and the Company Subsidiaries; provided, that, no consent of Parent shall be required to enter into such Contract pursuant to this Section 5.2(b)(xvii)(1) to the extent that Parent is also competing for such Contract or (2) enter into any Contract with a supplier for a term of three (3) years or more;
     (xviii) Tax Matters. Change any method of Tax accounting, make or change any Tax election, file any amended Tax Return, settle or compromise any Tax liability, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a Tax refund; or
     (xix) Obligations. Obligate itself to do any of the foregoing.
          (c) No Control of the Company’s Business. Parent acknowledges and agrees that: (i) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Effective Time, (ii) prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations, and (iii) notwithstanding anything to the contrary set forth in this Agreement, no consent of Parent shall be required with respect to any matter set forth in Section 5.1 or elsewhere in this Agreement to the extent the requirement of such consent would violate applicable Law.
Section 5.2 Solicitation; Change in Recommendation.
          (a) During the period beginning on the date of this Agreement and continuing until 12:01 a.m. (New York City time) on the 51st day following the date of this Agreement (the “No-Shop Period Start Date”), the Company and the Company Subsidiaries and their respective officers, directors, employees, agents, advisors and other representatives (such persons, together with the Company Subsidiaries, collectively, the “Representatives”) shall have the right to: (i) initiate, solicit, facilitate and encourage Acquisition Proposals, including by way of providing access to non-public information to any other person or group pursuant to, and only pursuant to, an Acceptable Confidentiality Agreement; provided that the Company shall promptly make available to Parent and Merger Sub any non-public information concerning the Company or the Company Subsidiaries that is made available to any person given such access which was not previously made available to Parent and Merger Sub; provided, further, that the Company shall not provide certain competitively sensitive information set forth on Annex B hereto to any Person engaged in the marketing and distribution of food and non-food products to independent restaurants, hotels, cafeterias, schools, healthcare facilities and other institutional customers, franchises and corporate-owned units of casual and family dining and quick-service restaurants (collectively, “Food Distribution Providers”) with annual revenues in excess of $5 billion or any Affiliate thereof unless such Food Distribution Provider has made a Superior Proposal at a higher price than the Per Share Price and (x) completed legal, financial and accounting due diligence (other than with respect to the withheld information), (y) provided firm financing commitments to the Company, and (z) agreed to contract terms and conditions in each case (including with respect to any regulatory filings and approvals) no less favorable in the aggregate to the Company than those contained in this Agreement; and (ii) enter into and maintain or continue discussions or negotiations with respect to Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any inquiries, proposals, discussions or negotiations regarding an Acquisition Proposal. For purposes of this Agreement, “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreements (it being understood and agreed that such confidentiality agreement need not prohibit the making or amendment of any Acquisition Proposal). From the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Section 8, the Company shall use commercially reasonable efforts (it being understood such efforts do not include an obligation to commence litigation) to enforce the employee non-solicit/no-hire provisions of any confidentiality agreement entered into with any person whether prior to, on or after the date of this Agreement and the provision thereof requiring the other party thereto to keep confidential any proprietary, confidential information about the Company obtained by such person pursuant to such confidentiality agreement (it being understood that the Company may provide any consent and grant any approval contemplated by any such confidentiality agreement including, without limitation, any consent or approval necessary to permit such other party to make an Acquisition Proposal; provided, however, that if the Company waives the standstill provision in any such confidentiality agreement, it will waive the standstill provision in the Confidentiality Agreements).
          (b) Except as permitted by this Section 5.2 and except as may relate to any Excluded Party, the Company and the Company Subsidiaries and their respective directors and officers shall, and the Company shall cause the other Representatives, to (i) on the No-Shop Period Start Date, immediately cease any discussions or negotiations with any persons that may be ongoing with respect to an Acquisition Proposal; and (ii) from the No-Shop Period Start Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Section 8, not (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to result in, an Acquisition Proposal or (B) engage in, continue or otherwise participate in any discussions or negotiations regarding an Acquisition Proposal. No later than 48 hours after the No-Shop Period Start Date, the Company shall notify Parent in writing of the number of Excluded Parties, the identity of each such Excluded Party, and the Company shall furnish to Parent (within such 48 hour period) a copy of the Acquisition Proposal made by each such Excluded Party.
          (c) Notwithstanding anything to the contrary contained in Section 5.2(b) but subject to the last sentence of this Section 5.2(c), if, at any time on or after the No-Shop Period Start Date and prior to obtaining the Company Shareholder Approval, the Company or any of the Representatives receives an Acquisition Proposal by any person or group, which Acquisition

Proposal was made on or after the No-Shop Period Start Date and which did not arise from or in connection with a breach of this Section 5.2, (i) the Company and the Representatives may contact such person or group to clarify the terms and conditions thereof and (ii) if the Company Board of Directors determines in good faith (A) after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and (B) after consultation with outside legal counsel, that failure to take such action could reasonably be expected to result in a breach of its fiduciary duties under applicable Law, the Company and Representatives may (x) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and the Company Subsidiaries to the person or group who has made such Acquisition Proposal (provided that the Company shall promptly make available to Parent and Merger Sub any non-public information concerning the Company or the Company Subsidiaries that is made available to any person given such access which was not previously made available to Parent and Merger Sub), and (y) engage in or otherwise participate in discussions and negotiations regarding such Acquisition Proposal. From and after the No-Shop Period Start Date, the Company shall promptly advise Parent of the receipt by the Company of any Acquisition Proposal made on or after the No-Shop Period Start Date or any request for non-public information made by any person or group that has informed the Company it is considering making an Acquisition Proposal or any request for discussions or negotiations with the Company or the Representatives relating to an Acquisition Proposal (in each case within 24 hours of receipt thereof), and the Company shall provide to Parent (within such 24 hour time frame) the number of persons or group making such Acquisition Proposals and a written summary of the material terms of such Acquisition Proposal (including the identity of the person or group making the Acquisition Proposal). Without limiting the foregoing, from and after the No-Shop Period Start Date, the Company will also promptly notify Parent orally and in writing if it determines to begin providing information or to engage in discussions regarding an Acquisition Proposal. Following the No-Shop Period Start Date, the Company shall keep Parent informed on a reasonably current basis of any material change to the terms and conditions of any Acquisition Proposal (which, for the avoidance of doubt, includes any amendment or modification to any Acquisition Proposal made by an Excluded Party). The Company agrees that it and the Company Subsidiaries will not enter into any confidentiality agreement with any person subsequent to the date hereof which prohibits the Company from providing such information to Parent. Notwithstanding the foregoing, the parties agree that, notwithstanding the commencement of the obligations of the Company under Section 5.2(b) on the No-Shop Period Start Date, the Company may, prior to obtaining the Company Shareholder Approval, continue to engage in the activities described in clause (i) and/or (ii) of Section 5.2(a) with respect to any Excluded Parties on and after the No-Shop Period Start Date, including with respect to any amended or revised proposal submitted by such Excluded Parties on or after the No-Shop Period Start Date, and this Section 5.2(c) shall not apply with respect thereto.
          (d) For purposes of this Agreement, “Excluded Party” means any person, group of persons or group that includes any person (so long as such person and the other members of such group, if any, who were members of such group immediately prior to the No-Shop Period Start Date constitute at least 50% of the equity financing of such group at all times following the No-Shop Period Start Date and prior to the termination of this Agreement) from whom the Company or any of the Representatives has received a written Acquisition Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date that the Company Board of Directors believes in good faith is bona fide and constitutes or could reasonably be expected to result in a Superior Proposal; provided that any Excluded Party shall cease to be an Excluded Party for all purposes under this Agreement at such time as the Acquisition Proposal (as such Acquisition Proposal may be revised during the course of ongoing negotiations, in which event it may temporarily cease to be a Superior

Proposal or an Acquisition Proposal that could reasonably be expected to result in a Superior Proposal, so long as such negotiations are ongoing and, the Company Board of Directors in good faith determines that, it subsequently constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal) made by such person fails to constitute either a Superior Proposal or, in the good faith judgment of the Company Board of Directors, an Acquisition Proposal that could reasonably be expected to result in a Superior Proposal.
          (e) For purposes of this Agreement, “Acquisition Proposal” means any inquiry, offer or proposal, on its most recently amended and modified terms, from any person or group other than Parent or any of its affiliates relating to any transaction or proposed transaction or series of related transactions involving: (A) any direct or indirect acquisition or purchase by any person or “group” (as defined under Section 13(d) of the Exchange Act) of a twenty percent (20%) interest or more in the total outstanding shares of equity or voting securities of the Company or any Company Significant Subsidiary, or any tender offer or exchange offer that if consummated would result in any person or “group” beneficially owning twenty percent (20%) or more of the total outstanding shares of equity or voting securities of the Company, (B) any sale or disposition of consolidated assets of the Company (including for this purpose the outstanding assets, rights and equity securities of the Company Subsidiaries) to any person or “group” for consideration equal to twenty percent (20%) or more of the aggregate fair market value of all of the outstanding shares of Company Common Stock, or (C) any consolidation, merger, business combination, recapitalization, liquidation, dissolution or similar transaction with respect to the Company or any Company Subsidiary whose business constitutes 20% percent or more of the net revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole. For purposes of this Agreement, a “Superior Proposal” means an Acquisition Proposal made in writing and not solicited in violation of Section 5.2(b), on its most recently amended and modified terms (with all percentages in the definition of Acquisition Proposal changed to 50%), that is on terms that the Company Board of Directors determines in its good faith judgment (after consultation with its financial advisor and outside legal counsel) would, if consummated, be more favorable to the Company’s shareholders from a financial point of view than the transactions contemplated hereby (x) after taking into account the likelihood of consummation (as compared to the transactions contemplated hereby) and (y) after taking into account all material legal, financial (including the financing terms of any such Acquisition Proposal), regulatory or other aspects of such Acquisition Proposal.
          (f) Except as set forth in this Section 5.2, neither the Company Board of Directors nor any committee thereof shall (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify in a manner adverse to Parent, the Company Recommendation (as defined in Section 6.2 below); (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal (any of the actions referred to in the foregoing clauses (i) and (ii), whether taken by the Company Board of Directors or a committee thereof, an “Adverse Recommendation Change”); or (iii) cause or allow the Company or any of the Company Subsidiaries to enter into any letter of intent, acquisition agreement or any similar agreement or understanding (other than an Acceptable Confidentiality Agreement) relating to an Acquisition Proposal.
          (g) (i) Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Company Shareholder Approval, if (1) the Company has received a written Acquisition Proposal that has not been withdrawn or abandoned and that the Company Board of Directors concludes in good faith constitutes a Superior Proposal after giving effect to all of the adjustments which may be offered by Parent pursuant to clause (B) below or (2) there has occurred a material development or change in circumstances occurring or arising after the date hereof that was not known to the Company or the Company Board of Directors as of or prior to the date hereof (and not relating to any Acquisition Proposal) (such material development or change in circumstances an “Intervening Event”), and the Company Board of Directors determines in good faith after consultation with outside legal counsel that, in light of such Intervening Event, the failure to effect an Adverse Recommendation Change would be a breach of its fiduciary duties under applicable Law, the Company Board of Directors may (x) make an Adverse Recommendation Change and/or (y) in the case of clause (1) above only, terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal if the Company Board of Directors determines in good faith, after consultation with outside legal counsel, that failure to do so could reasonably be expected to result in a breach of its fiduciary duties under applicable Laws; provided, however, the Company Board of Directors may not effect an Adverse Recommendation Change pursuant to the foregoing clause (x) and/or terminate this Agreement pursuant to the foregoing clause (y) unless:
(A) the Company has complied in all material respects with this Section 5.2;
(B) the Company shall have provided prior written notice to Parent and Merger Sub, at least 48 hours in advance (the “Notice Period”), of its intention to effect an Adverse Recommendation Change in response to such Superior Proposal and/or to terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, or otherwise make an Adverse Recommendation Change in the circumstance referred to above, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the person or group making the Superior Proposal) or the reasons for such Adverse Recommendation Change in the absence of an Acquisition Proposal, and contemporaneously with providing such notice, as applicable, shall have provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and other material documents, if any; and
(C) prior to effecting such Adverse Recommendation Change in response to a Superior Proposal or otherwise in the circumstance referred to above and/or terminating this Agreement to enter into a definitive agreement with respect to such Superior Proposal, the Company shall, and shall cause its legal and financial advisors to, during the Notice Period, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal or such Adverse Recommendation Change is no longer required. In the event that during the Notice Period any revisions are made to the Superior Proposal and the Company Board of Directors in its good faith judgment determines such revisions are material (it being agreed that any change in the purchase price in such Superior Proposal shall be deemed a material revision), the Company shall be required to deliver a new written notice to Parent and Merger Sub and to comply with the requirements of this Section 5.2(g)(i) with respect to such new written notice, except that the Notice Period shall be reduced to 24 hours.
               (ii) Notwithstanding anything to the contrary herein, the Company shall not be entitled to enter into any agreement (other than an Acceptable Confidentiality Agreement) with respect to a Superior Proposal unless this Agreement is concurrently terminated by its terms pursuant to Section 8.1(g) and the Company has paid concurrently to Parent the termination fee payable pursuant to Section 8.2(a)(ii). With respect to persons with whom discussions or negotiations have been terminated, the Company shall use its commercially reasonable efforts to require such persons to promptly return or destroy in accordance with the terms of the applicable confidentiality agreement any confidential information furnished by the Company. No Adverse Recommendation Change shall change the approval of the Company Board of Directors for purposes of causing any state takeover statute or other state Law to be inapplicable to the transactions contemplated by this Agreement. Subject to the restrictions on the Company’s ability to make an Adverse Recommendation Change as set forth in Section 5.2(g)(i), nothing contained in this Agreement shall prohibit the Company or the Company Board of Directors from complying with Rules 14d-9 or 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company’s shareholders if, in the good faith judgment of the Company Board of Directors, after consultation with outside counsel, the failure to do so would reasonably be expected to violate its obligations under applicable Law or is otherwise required under applicable Law; provided, however, that neither the Company nor the Company Board of Directors (or any committee thereof) shall be permitted to recommend that the Company shareholders tender any securities in connection with any tender or exchange offer (or otherwise approve, endorse or recommend any Acquisition Proposal), unless in each case, in connection therewith, the Company Board of Directors effects an Adverse Recommendation Change; provided further that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be an Adverse Recommendation Change unless the Company Board of Directors expressly reaffirms the Company Recommendation at least two business days prior to the Company Shareholders’ Meeting if Parent has delivered to the Company a written request to so reaffirm at least 48 hours (or if 48 hours is impracticable, as far in advance as is practicable) prior to the time such reaffirmation is to be made.
Section 5.3 Employee Matters.
          (a) Without limiting any additional rights that any Continuing Employee may have under any Plans, until the first anniversary of the Effective Time (the “Benefits Continuation Period”), the Surviving Corporation shall pay or cause to be paid to each employee who is a continuing employee of the Company, the Company Subsidiaries or the Surviving Corporation as of the Effective Time (the “Continuing Employees”) salary, wages, cash incentive opportunities, severance, medical and other welfare benefit plans, programs and arrangements and benefits which are at least comparable in the aggregate to those provided prior to the Closing Date under the Plans or otherwise; provided, that with respect to Continuing Employees who are subject to employment and/or change in control agreements or arrangements that have not been superseded by agreements with Parent (the “Employment Agreements”), the Surviving Corporation shall expressly assume such Employment Agreements and fulfill all obligations thereunder in lieu of the foregoing. During the Benefits Continuation Period, the Surviving Corporation shall pay, subject to such terms and conditions as it shall establish and the terms of applicable Employment Agreements, any such Continuing Employee whose employment is involuntarily terminated by Parent, the Surviving Corporation or any of their Subsidiaries without cause an amount of severance pay in cash equal to the amount of cash severance pay that would have been payable to such Continuing Employee under the terms of the severance policy maintained by the Company and applicable to such Continuing Employee immediately prior to the date of this Agreement or, if applicable, such Continuing Employee’s Employment Agreement.
          (b) The Surviving Corporation shall (i) waive any applicable pre-existing condition exclusions and waiting periods with respect to participation and coverage requirements in any replacement or successor welfare benefit plan of the Surviving Corporation that a Continuing

Employee is eligible to participate in following the Effective Time to the extent such exclusions or waiting periods were inapplicable to, or had been satisfied by, such Continuing Employee immediately prior to the Effective Time under the relevant Plan in which such Continuing Employee participated, (ii) provide each such Continuing Employee with credit for any co-payments and deductible paid prior to the Effective Time (to the same extent such credit was given under the analogous Plan prior to the Effective Time) in satisfying any applicable deductibles or out-of-pocket requirements and (iii) to the extent that any Continuing Employee is allowed to participate in any employee benefit plan of Parent, the Surviving Corporation or any of their subsidiaries following the Effective Time, cause such plan to recognize the service of such Continuing Employee with the Company and the Company Subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and benefit accrual (but not for benefit accrual under any defined benefit, retiree welfare, qualified or similar plan) to the extent of such service.
          (c) Parent and Company acknowledge and agree that the provisions contained in this Section 5.3 shall not interfere with the right of Parent or the Surviving Corporation to amend, modify or terminate any Plan (subject to the provisions of Section 5.3(a) and (b) above) or to terminate the employment of any Continuing Employee for any reason, subject to the terms of applicable Employment Agreements. The provisions of this Section 5.3 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any person (including for the avoidance of doubt any current or former employees, directors, or independent contractors of any of the Company or any Company Subsidiary, Parent or any of its Subsidiaries, or on or after the Effective Time, the Surviving Company or any of its Subsidiaries), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 5.3) under or by reason of any provision of this Agreement.
          (d) Prior to the Effective Time, the Company shall take all such steps as may be reasonably necessary (to the extent permitted under applicable Law) to cause any dispositions of the Company Common Stock (including derivative securities with respect to the Company Common Stock) resulting from the Merger or the other transactions contemplated by Section 2 of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 6. Additional Agreements.
Section 6.1 Proxy Statement. The Company shall, as soon as practicable following the date hereof but in any event within twenty (20) business days hereof, prepare and file with the SEC the Proxy Statement in preliminary form, and each of the Company, Parent and Merger Sub shall use their reasonable efforts to respond as promptly as practicable to any comments of the SEC or its staff with respect thereto. The Company shall notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and shall supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s shareholders as promptly as practicable after filing with the SEC. If at any time prior to receipt of the Company Shareholder Approval there shall occur any event that should, upon the advice of the Company’s outside legal counsel, be set forth in an amendment or supplement to the Proxy Statement so that the

Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the Company shall promptly prepare, file with the SEC and mail to its shareholders such an amendment or supplement. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement or any other SEC filing required in connection with the transactions contemplated hereby (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the party responsible for filing or mailing such document shall provide the other party an opportunity to review and comment on such document or response and shall include in such document or response comments reasonably proposed by the other party.
Section 6.2 Company Shareholders’ Meeting. The Company shall, as soon as practicable following the date hereof, duly call, give notice of, convene and hold a meeting of its shareholders (the “Company Shareholders’ Meeting”) for the purpose of seeking the Company Shareholder Approval. Subject to Section 5.2, the Company’s Board of Directors (or any committee thereof) shall recommend adoption and approval of this Agreement and the Merger by the shareholders of the Company and include such recommendation in the Proxy Statement (the “Company Recommendation”). Unless such recommendation shall have been modified or withdrawn in accordance with Section 5.2, the Company shall take all action that is both reasonable and lawful to solicit from its shareholders proxies in favor of the proposal to approve this Agreement and shall take all other reasonable actions necessary or advisable to secure the vote or consent of the shareholders of the Company that are required by the NASDAQ rules or the TBCA. The obligation of the Company to duly call, give notice of, convene and hold the Company Shareholders’ Meeting shall not be affected by an Adverse Recommendation Change unless this Agreement has been terminated in accordance with Section 8.1(g). Without the prior written consent of Parent, adoption of this Agreement is the only matter (other than procedural matters) which the Company shall propose to be acted upon by its shareholders at the Company Shareholders’ Meeting.
Section 6.3 Access to Information; Confidentiality. Prior to the Effective Time, except as otherwise prohibited by applicable Law or the terms of any Contract to which the Company or any Company Subsidiary is a party prior to the date hereof, or as would be reasonably expected to violate the attorney-client privilege of the Company or a Company Subsidiary (it being agreed that the parties shall use their reasonable efforts to cause such information to be provided in a manner that does not cause such violation, including entering into customary joint defense agreements), the Company shall, and shall cause the Company Subsidiaries to, afford to Parent and its directors, employees, representatives, financial advisors, lenders, legal counsel, accountants and other advisors and representatives, such access to the books and records, financial, operating and other data, assets, properties, facilities, plants, offices, auditors, authorized representatives, business and operations of the Company as is reasonably necessary or appropriate in connection with Parent’s review of the Company with respect to the transactions contemplated hereby. Any such review shall be conducted at reasonable times upon reasonable advance notice and under reasonable circumstances so as to minimize disruption to or impairment of the Company’s business. In order that Parent may have a full opportunity to make such investigation and, provided such persons are bound by the confidentiality agreement dated as of June 4, 2007 between Blackstone Management Partners V L.L.C. and the Company or the confidentiality agreement dated as of August 2, 2007 between Wellspring Capital Management and the Company (the “Existing Confidentiality Agreement”, and together with any confidentiality agreement executed prior to the date hereof between the Company and Parent, the “Confidentiality Agreements”), or have otherwise agreed to be bound to the provisions of such agreement applicable to representatives, the Company shall furnish the representatives of Parent or Sponsors during such period with all such information and copies of such documents concerning the affairs of the Company as such representatives may reasonably request. The information and documents so provided shall be subject to the terms of the Confidentiality Agreements. No information or knowledge obtained by Parent in any investigation conducted pursuant to the access contemplated by this Section 6.3 shall affect or be deemed to modify any representation or warranty made by the Company set forth in this Agreement, or otherwise impair the rights and remedies available to Parent and Merger Sub hereunder.
Section 6.4 Regulatory Filings; Reasonable Best Efforts; Cooperation.
          (a) As promptly as practicable after the date hereof, each of Parent, Merger Sub and the Company shall use reasonable best efforts to make and shall cause their affiliates or owners to use reasonable best efforts to make all filings, notices, petitions, statements, registrations, submissions of information, application or submission of other documents required by any Governmental Entity or any foreign labor organization or works council in connection with the Merger, including, without limitation: (i) the filings identified on Section 3.17 of the Company Disclosure Schedule that are required to be made with a Governmental Entity, (ii) pre-merger notification reports to be filed with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (“DOJ”) as required by the HSR Act, (iii) filings required by the merger notification or control Laws, and any other applicable antitrust or fair trade Law, of any applicable foreign jurisdiction or filings required by any foreign labor organization or works council, (iv) any filings required under the Securities Act, the Exchange Act, any applicable state or securities or “blue sky” laws and the securities laws of any foreign country, or (v) any other applicable Laws or rules and regulations of any Governmental Entity relating to, and material to the consummation of, the Merger.
          (b) Subject to restrictions required by Law, each of Parent, Merger Sub, and the Company shall promptly supply, and shall cause their affiliates or owners promptly to supply, the others with any information which may be reasonably required in order to make any filings or applications pursuant to Section 6.4(a).
          (c) Subject to applicable confidentiality restrictions or restrictions required by Law, each of Parent, Merger Sub and the Company will notify the others promptly upon the receipt of: (i) any comments or questions from any officials of any Governmental Entity in connection with any filings made pursuant hereto or the Merger itself and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to any applicable Laws and rules and regulations of any Governmental Entity or answers to any questions, or the production of any documents, relating to an investigation of the Merger by any Governmental Entity. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 6.4(a), Parent, Merger Sub or the Company, as the case may be, will promptly inform the others of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement. Without limiting the generality of the foregoing, each party shall provide to the other parties (or their respective advisors) upon request copies of all correspondence between such party and any Governmental Entity relating to the Merger. The parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials. In addition, to the extent reasonably practicable, all discussions, telephone calls, and meetings with a Governmental Entity regarding the Merger shall include representatives of Parent, Merger Sub, and the Company. Subject to applicable Law, the parties will consult and cooperate with each other in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, and proposals made or submitted to any Governmental Entity regarding the Merger by or on behalf of any party.
          (d) Upon the terms and subject to the conditions set forth in this Agreement, each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the Merger, including using its reasonable best efforts to accomplish the following: (i) the causing of all of the conditions set forth in Section 7 to the other parties’ obligations to consummate the Merger to be satisfied and to consummate and make effective the Merger and the other transactions contemplated hereby, (ii) the obtaining of all necessary actions or non-actions, expirations of all necessary waiting periods, waivers, consents, clearances, approvals, orders and authorizations from Governmental Entities required by it and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) required by it, (iii) the obtaining of all necessary consents, approvals or waivers from third parties (provided, however, in no event shall obtaining any such consent, approval or waivers be required as a condition to Closing hereunder), (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger to which it is a party, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (v) the execution or delivery of any additional instruments necessary to consummate the Merger, and to carry out fully the purposes of, this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of the Surviving Corporation and Parent shall use all reasonable efforts to take, or cause to be taken, all such necessary actions. Without limiting the foregoing, the parties shall request and shall use reasonable efforts to obtain early termination of the waiting period provided for in the HSR Act. Notwithstanding anything herein to the contrary, Parent agrees to take, and to cause its affiliates and owners to take, whatever action may be necessary to resolve as promptly as possible any objections relating to the consummation of the Merger as may be asserted under the HSR Act or any other applicable merger control, antitrust, competition or fair trade Laws with respect to the Merger.
          (e) Prior to the Effective Time, upon Parent’s request, the Company shall take all reasonable actions and cooperate with Parent in restructuring the Company and the Company Subsidiaries or similar organizational transactions (the “Parent Restructuring”), it being understood that the Parent Restructuring shall become effective only on and as of the Effective Time; provided that none of the Company or any Company Subsidiary shall be required to pay any out-of-pocket costs or incur any other liability in connection with the Parent Restructuring prior to the Effective Time except for any liabilities that are conditioned on the Effective Time having occurred.
Section 6.5 Directors and Officers Indemnification and Insurance.
          (a) The charter and/or bylaws of the Surviving Corporation shall contain provisions with respect to indemnification not less favorable than those set forth in the charter and bylaws of the Company as of the date hereof, which provisions shall not, except as necessary to comply with applicable Law, be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at, or prior to, the Effective Time were directors or officers of the Company.

          (b) The Company shall, to the fullest extent permitted under applicable Law or under the Company’s charter, bylaws or any applicable indemnification agreements, and regardless of whether the Merger becomes effective, indemnify, defend and hold harmless, and, after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable Law, indemnify, defend and hold harmless, each present and former director or officer of the Company or any of the Company Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was an officer, director, employee, agent or other fiduciary of the Company or any Company Subsidiary (including in connection with this Agreement or with respect to the transactions contemplated by this Agreement), whether in any case asserted or arising before or after the Effective Time. Without limiting the generality of the foregoing, if any Indemnified Party becomes involved in any actual or threatened suit, action, claim, proceeding or investigation with respect to which such Indemnified Party is entitled to indemnification pursuant to this Section 6.5 after the Effective Time, the Surviving Corporation shall and Parent shall cause the Surviving Corporation to, to the fullest extent permitted by Law, promptly advance to such Indemnified Party his or her legal expenses (including the cost of any investigation and preparation incurred in connection therewith); provided that any person to whom expenses are advanced provides an undertaking, to the extent then required by the TBCA, to repay such advances if it is finally judicially determined that such person is not entitled to indemnification. Any determination required to be made, for purpose of this Section 6.5 in advance of final judicial determination, with respect to whether an Indemnified Party’s conduct complied with the standards set forth under Tennessee law, the Company’s charter, bylaws or indemnification agreements, as the case may be, shall be made by independent counsel mutually acceptable to Parent and the Indemnified Party.
          (c) The Surviving Corporation shall honor and fulfill in all respects the obligations of the Company pursuant to indemnification agreements with the Company’s directors, officers, employees or agents existing at or prior to the Effective Time to the fullest extent permitted by applicable Law or, subject to Section 6.5(a), under the relevant charter or bylaws. Neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual claim for which indemnification could be sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such claim or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent. The Surviving Corporation shall cooperate with an Indemnified Party in the defense of any matter for which such Indemnified Party is entitled to seek indemnification hereunder.
          (d) At or prior to the Effective Time, the Surviving Corporation shall obtain a “tail” insurance policy from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance that provides coverage for the six years following the Effective Time at least comparable in amount and scope to the coverage provided under the Company’s directors and officers insurance policy in effect as of the Effective Time for the individuals who are or were directors and officers of the Company and the Company Subsidiaries for claims arising from facts or events occurring prior to the Effective Time; provided, that the Surviving Corporation shall not be required to pay in excess of 200% of the last annual premium paid by the Company for such directors’ and officers’ insurance policy (such amount, the “Premium Cap”); provided further, that if the cost of such “tail” insurance policy would exceed the Premium Cap, the Surviving Corporation shall obtain the maximum amount of “tail” insurance coverage that is available for a premium equal to the Premium Cap.
          (e) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or the Company Subsidiaries or any of their officers or directors, it being understood and agreed that the indemnification provided for in this Section 6.5 is not prior to or in substitution for any such claims under such policies.
          (f) This Section shall survive the consummation of the Merger at the Effective Time, is intended to benefit the Company, the Surviving Corporation and the Indemnified Parties, shall be binding on all successors and assigns of Parent and the Surviving Corporation and shall be enforceable by the Indemnified Parties. In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall expressly assume and succeed to the obligations set forth in this Section 6.5.
Section 6.6 Director Resignations. The Company shall obtain and deliver to Parent at the Closing evidence reasonably satisfactory to Parent of the resignation, effective as of the Effective Time, of those directors of the Company or any Company Subsidiary designated by Parent to the Company in writing at least fifteen (15) business days prior to the Closing.
Section 6.7 Conduct of Business of Parent and Merger Sub Pending the Merger. Each of Parent and Merger Sub agrees that, between the date of this Agreement and the Effective Time, it shall not, directly or indirectly, take any action that would, or would reasonably be expected to, individually or in the aggregate, prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement.
Section 6.8 Financing.
          (a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange the Debt Financing on the terms and conditions described in the Debt Commitment Letters (provided, that, Parent and Merger Sub may replace or amend the Debt Financing Commitment to add lenders, lead arrangers, bookrunners, syndication agents or similar entities which had not executed the Debt Financing Commitment as of the date hereof, or otherwise so long as the terms would not adversely impact the ability of Parent and Merger Sub to timely consummate the transactions contemplated hereby or the likelihood of the consummation of the transactions contemplated hereby), including using reasonable best efforts to: (i) maintain in effect the Commitment Letters, (ii) satisfy, on a timely basis, all conditions within its control applicable to Parent and Merger Sub to obtaining the Debt Financing set forth therein, (iii) enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Debt Commitment Letters (including the flex provisions related to the Debt Financing) or on other terms reasonably acceptable to Parent (to the extent no less favorable in the aggregate than those provided in the Debt Commitment Letters), and (iv) consummate the Debt Financing at or prior to Closing. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment

Letters, Parent shall promptly notify the Company and shall use its reasonable best efforts to arrange to obtain alternative financing from alternative sources in an amount sufficient, when combined with the funds under the Equity Commitment Letters, to consummate the transactions contemplated by this Agreement on terms and conditions not materially less favorable to Parent in the aggregate (as determined in the good faith reasonable judgment of Parent) than the Debt Financing (including the flex provisions related to the Debt Financing) as promptly as practicable following the occurrence of such event but in all cases at or prior to Closing. Parent shall give the Company prompt notice of any material breach by any party to the Commitment Letters of which Parent or Merger Sub becomes aware or any termination of the Commitment Letters. Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing and provide to the Company copies of executed copies of the definitive documents related to the Debt Financing. For purposes of this Agreement, “Marketing Period” shall mean the first period of 20 consecutive business days throughout which (1) Parent shall have the Required Financial Information that the Company is required to provide to Parent pursuant to Section 6.8(b)(iv) and (2) the conditions set forth in Section 7.1 shall be satisfied and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.3 to fail to be satisfied assuming the Closing were to be scheduled for any time during such 20 consecutive business day period; provided, that the Marketing Period shall not be deemed to have commenced if, prior to the completion of the Marketing Period, KPMG LLP shall have withdrawn its audit opinion with respect to any financial statements contained in the Company SEC Reports.
          (b) Prior to the Effective Time, the Company shall provide, and shall cause the Company Subsidiaries to, and shall use its commercially reasonable efforts to cause their respective Representatives, including legal and accounting advisors, to provide all cooperation reasonably requested by Parent in connection with the Debt Financing and the other transactions contemplated by this Agreement, including (i) assisting in the preparation for, and participating in, meetings, presentations, road shows, due diligence sessions and similar presentations to and with, among others, prospective lenders, investors and rating agencies, (ii) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda (including the delivery of one or more customary representation letters), prospectuses and similar documents required in connection with the Financing, (iii) executing and delivering any pledge and security documents, other definitive financing documents, or other certificates, opinions or documents as may be reasonably requested by Parent (including a certificate of the chief financial officer of the Company or any Subsidiary with respect to solvency matters (but only as they relate to the Company) and consents of accountants for use of their reports in any materials relating to the Debt Financing) and otherwise reasonably facilitating the pledging of collateral, (iv) furnishing Parent and its Financing sources with the financial statements and financial data of the Company required by (A) paragraph (d) of Exhibit D of the Senior Debt Commitment Letter and (B) paragraph (d) of Exhibit C of the Subordinated Debt Commitment Letter (in each case, within the time frames described therein) (the “Required Financial Information”), (v) using commercially reasonable efforts to obtain accountants’ comfort letters, legal opinions, surveys, appraisals, environmental reports and title insurance as reasonably requested by Parent, (vi) taking all actions reasonably necessary to (A) permit the prospective lenders involved in the Financing to evaluate the Company’s inventory, properties, current assets, cash management and accounting systems, policies and procedures relating thereto, and to assist the prospective lenders with field audits and collateral and asset examinations, in each case for the purpose of establishing collateral eligibility and values and (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing, (vii) obtaining any necessary rating agencies’ confirmation or approvals for the Debt Financing, and (viii) taking all corporate actions necessary to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available to the Company, including the entering into one or more credit agreements or other instruments on terms satisfactory to Parent in connection with the Debt Financing immediately prior to the Effective Time to the extent direct borrowings or debt incurrence by the Company is contemplated in the Debt Commitment Letters; provided that none of the Company or any Company Subsidiary shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Debt Financing prior to the Effective Time except for any liabilities that are conditioned on the Effective Time having occurred. If this Agreement is terminated prior to the Effective Time, Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or the Company Subsidiaries in connection with such cooperation. If this Agreement is terminated prior to the Effective Time, Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company and the Company Subsidiaries for and against any and all losses suffered or incurred by them in connection with the arrangement of Debt Financing or any alternative financing and any information utilized in connection therewith (other than information provided by the Company or the Company Subsidiaries expressly for use in connection therewith). The Company hereby consents to the reasonable use of its and the Company Subsidiaries’ logos in connection with the Debt Financing, provided that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or any of the Company Subsidiaries or the reputation or goodwill of the Company or any of the Company Subsidiaries and its or their marks.
Section 6.9 Public Disclosure. The initial press release concerning the Merger shall be a joint press release and, thereafter, so long as this Agreement is in effect, neither Parent, Merger Sub nor the Company will disseminate any press release or other public announcement concerning the Merger or this Agreement or the other transactions contemplated by this Agreement to any third party, except as may be required by Law or by any listing agreement with the NASDAQ, without the prior consent of each of the other parties hereto, which consent shall not be unreasonably withheld; provided, however, that Parent’s consent will not be required, and the Company need not consult with Parent, in connection with any press release or public statement to be issued or made with respect to any Acquisition Proposal or with respect to any Adverse Recommendation Change. Notwithstanding the foregoing, without prior consent of the other parties, the Company (a) may communicate with customers, vendors, suppliers, financial analysts, investors and media representatives in a manner consistent with its past practice in compliance with applicable Law and (b) may disseminate the information included in a press release or other document previously approved for external distribution by Parent.
Section 6.10 Notification of Certain Matters. Each party shall give prompt notice to the other parties of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would reasonably be expected to cause any representation or warranty made by such party in this Agreement to be untrue or inaccurate in any material respect at the Closing, or would reasonably be expected to cause any condition set forth in Section 7 not to be satisfied in any material respect at the Closing, and (ii) any failure of such party or any of its representatives to comply with or satisfy in all material respects any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided however that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or the remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.
Section 6.11 Agreements with Respect to Existing Debt. On or prior to the second business day prior to the Effective Time, the Company shall deliver to Parent copies of payoff letters (subject to delivery of funds as arranged by Parent and Merger Sub) in commercially reasonable form, from Wachovia Bank, National Association as administrative agent under that certain Second Amended and Restated Credit Agreement dated as of October 7, 2005 by and among the Company and the Lenders party thereto and shall make arrangements for the release of all mortgages, liens and other security over the Company’s and the Company Subsidiaries’ properties and assets securing such obligations.
Section 6.12 Takeover Statute. If any “fair price,” “moratorium,” “control share acquisition” or other form of anti-takeover statute or regulation shall become applicable to the transactions contemplated by this Agreement, each of the Company and Parent and the members of their respective Boards of Directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated by this Agreement.
Section 7. Conditions Precedent to the Obligation of the Parties to Consummate the Merger.
Section 7.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction or written waiver at or prior to the Closing Date of the following conditions:
          (a) Shareholder Approval. The Company Shareholder Approval shall have been obtained.
          (b) Statutes; Court Orders. No statute, rule, executive order or regulation shall have been enacted, issued, entered or promulgated by any Governmental Entity which prohibits the consummation of the Merger, and there shall be no order or preliminary or permanent injunction of a court of competent jurisdiction, including any temporary restraining order, in effect preventing or prohibiting consummation of the Merger.
          (c) Regulatory Approvals. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act and applicable foreign competition or merger control Laws shall have been terminated or shall have expired, and approvals under all foreign competition or merger control Laws set forth in Section 7.1(c) of the Company Disclosure Schedule shall have been obtained or expired, as the case may be.
Section 7.2 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the additional conditions, which may be waived in writing in whole or in part by Parent or Merger Sub to the extent permitted by applicable Law, that:
          (a) Representations, Warranties and Covenants. The representations and warranties of the Company contained in this Agreement (other than the representations and warranties set forth in Sections 3.2, 3.3 and the first sentence of Section 3.6), disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date), except where the failure or failures of any such representations and warranties to be so true and correct have not had, individually or in the aggregate, a Company Material Adverse Effect. The representations and warranties of the Company contained in (i) Sections 3.2 and 3.3 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date) and (ii) the first sentence of Section 3.6 shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date. The Company shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date. The Company shall have delivered to Parent a certificate from an officer of the Company, dated the Closing Date, to the foregoing effect.
Section 7.3 Additional Conditions to the Obligations of the Company. The obligations of the Company to consummate and effect the Merger shall be subject to the additional conditions, which may be waived in writing in whole or in part by the Company to the extent permitted by applicable Law, that:
          (a) Representations, Warranties and Covenants. The representations and warranties of Parent and Merger Sub contained in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date), except where the failure or failures of any such representations and warranties to be so true and correct have not had a Parent Material Adverse Effect. Each of Parent and Merger Sub shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date. Parent and Merger Sub shall each have delivered to the Company a certificate from an officer of Parent and Merger Sub, dated the Closing Date, to the foregoing effect.
Section 8. Termination; Amendment and Waiver.
Section 8.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time before the Effective Time, whether before or after the Company Shareholder Approval:
          (a) By mutual written consent of Parent and the Company authorized by the Parent Board of Directors and the Company Board of Directors;
          (b) By either Parent or the Company, if the Merger has not been consummated by 11:59 p.m. New York City time, on July 31, 2008 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party whose breach in any material respect of its obligations under this Agreement has been the proximate cause of the failure of the Merger to be consummated by such date;
          (c) By either Parent or the Company, if a court of competent jurisdiction or other Governmental Entity shall have issued a final, non-appealable order, decree or ruling or taken any other action, or there shall exist any statute, rule or regulation, in each case preventing or otherwise prohibiting the consummation of the Merger or that otherwise has the effect of making the Merger illegal (collectively, “Restraints”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any party whose breach in any material respect of its obligations under this Agreement has been the proximate cause of such Restraint;
          (d) By Parent (if neither it nor Merger Sub is in material breach of its representations, warranties, covenants and obligations under this Agreement so as to cause any of the conditions set forth in Section 7.1 or 7.3 not to be satisfied) if there has been a breach of, or inaccuracy in, any representation, warranty, covenant or agreement of the Company set forth in this Agreement, which breach or inaccuracy would cause any condition set forth in Section 7.1 or 7.2 not to be satisfied (and such breach or inaccuracy has not been cured or such condition has not been satisfied within twenty (20) business days after the receipt of written notice thereof or such breach or inaccuracy is not reasonably capable of being cured prior to the Termination Date or such condition is not reasonably capable of being satisfied prior to the Termination Date);
          (e) By the Company (if it is not in material breach of its representations, warranties, covenants and obligations under this Agreement so as to cause any of the conditions set forth in Section 7.1 or 7.2 not to be satisfied) if there has been a breach of, or inaccuracy in, any representation, warranty, covenant or agreement of Parent or Merger Sub set forth in this Agreement, which breach or inaccuracy would cause any condition set forth in Section 7.1 or 7.3 not to be satisfied (and such breach or inaccuracy has not been cured or such condition has not been satisfied within twenty (20) business days after the receipt of written notice thereof or such breach or inaccuracy is not reasonably capable of being cured prior to the Termination Date or such condition is not reasonably capable of being satisfied prior to the Termination Date);
          (f) By Parent, if the Company Board of Directors shall have (A) made an Adverse Recommendation Change, (B) recommended to the shareholders of the Company, or approved any, Acquisition Proposal, or (C) failed to include in the Proxy Statement its recommendation that the shareholders adopt and approve this Agreement and the Merger;
          (g) By the Company, at any time prior to the Company Shareholder Approval, pursuant to Section 5.2(g)(i); provided that, any such purported termination pursuant to this Section 8.1(g) shall be void and of no force or effect unless the Company has paid the applicable Termination Fee in accordance with Section 8.2;
          (h) By either Parent or the Company, if upon a vote at a duly held meeting to obtain the Company Shareholder Approval at which a quorum is present, the Company Shareholder Approval is not obtained; or
          (i) By the Company, if the Merger shall not have been consummated on the second Business Day after the Termination Date, and all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than the delivery of the officer certificate referred to in Section 7.2(a)) and at the time of such termination such conditions continue to be satisfied.
In the event of termination of this Agreement pursuant to this Section 8.1, this Agreement shall terminate (except for the Confidentiality Agreements, the provisions of Section 8.2 and Section 9), and there shall be no other liability on the part of the Company, on the one hand, and Parent and Merger Sub, on the other hand, to each other except that nothing, other than the provisions of Section 8.2(e) and Section 8.2(f) hereof, shall relieve any party hereto from liability arising out of the willful breach of this Agreement or fraud, or as provided for in the Confidentiality Agreements, in which case the aggrieved party shall, subject to Section 8.2(e) and Section 8.2(f) hereof, be entitled to all rights and remedies available at law, and, subject to Section 9.8 hereof, in equity.
Section 8.2 Termination Fees; Certain Limitations.
          (a) In the event that:
     (i) (A) a bona fide Acquisition Proposal shall have been made directly to its shareholders or any Person shall have publicly announced an intention to make an Acquisition Proposal, or an Acquisition Proposal shall have otherwise become publicly known and (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 8.1(b) or Section 8.1(h) or by Parent pursuant to Section 8.1(d) and (C) the Company enters into, or submits to the stockholders of the Company for adoption, a definitive agreement with respect to any Acquisition Proposal, or consummates any Acquisition Proposal, within twelve (12) months of the date this Agreement is terminated, which in each case, need not be the same Acquisition Proposal that shall have been publicly announced or made known at or prior to termination of this Agreement (provided that for purposes of clause (C) of this Section 8.2(a), the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”); or
     (ii) this Agreement is terminated by the Company pursuant to Section 8.1(g); or
     (iii) this Agreement is terminated by Parent pursuant to Section 8.1(f);
then in any such event under clause (i), (ii) or (iii) of this Section 8.2(a), the Company shall pay as directed by Parent the Termination Fee (as defined below), less the amount of any Parent Expenses previously paid to Parent by the Company (if any), by wire transfer of same day funds, it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion. “Termination Fee” shall mean an amount equal to $40 million, except (x) in the event that this Agreement is terminated prior to the No-Shop Period Start Date by the Company pursuant to Section 8.1(g) in order to enter into a definitive agreement with respect to a Company Acquisition Proposal with an Excluded Party, or (y) in the event that this Agreement is terminated prior to the No-Shop Period Start Date by Parent pursuant to Section 8.1(f) in a circumstance in which the event giving rise to the right of termination is based on the submission of an Acquisition Proposal by an Excluded Party, in which cases the Termination Fee shall mean an amount equal to $20 million.
          (b) In the event that this Agreement is terminated by Parent or Merger Sub, on the one hand, or the Company, on the other hand, pursuant to Section 8.1(h) (or is terminated by the Company pursuant to a different section of Section 8.1 at a time when this Agreement was terminable pursuant to Section 8.1(h)) under circumstances in which the Termination Fee is not payable pursuant to Section 8.2(a), then the Company shall pay as promptly as possible (but in any event within two Business Days after a request therefor) all of Parent’s and its Affiliates’ reasonably documented out-of-pocket fees and expenses (including reasonable legal and accounting fees and expenses) incurred in connection with the transactions contemplated by this Agreement up to a maximum amount of $7.5 million (“Parent Expenses”) by wire transfer of immediately available funds to an account or accounts designated by Parent; provided, however, that the existence of circumstances which could require the Termination Fee to become subsequently payable by the Company pursuant to Section 8.2(a) shall not relieve the Company of its obligations to pay Parent Expenses pursuant to this Section 8.2(b); provided, further that the payment by the Company of Parent Expenses pursuant to this Section 8.2(b) shall not relieve the Company of any subsequent obligation to pay the Termination Fee pursuant to Section 8.2(a).
          (c) In the event that:
     (i) the Company shall terminate this Agreement pursuant to Section 8.1(e), or
     (ii) the Company shall terminate this Agreement pursuant to Section 8.1(i);
then in any such event under clause (i) or (ii) of this Section 8.2(c), Parent shall pay to the Company a termination fee of $40 million in cash (the “Parent Termination Fee”), it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.
          (d) Any payment required to be made pursuant to clause (i) of Section 8.2(a) shall be made at the direction of Parent, promptly following the earliest of the execution of a definitive agreement with respect to, submission to the stockholders of, or the consummation of, any transaction contemplated by an Acquisition Proposal (and in any event not later than two business days after delivery to the Company of notice of demand for payment); any payment required to be made pursuant to clause (ii) of Section 8.2(a) shall be made at the direction of Parent, concurrently with, and as a condition to the effectiveness of, the termination of this Agreement by the Company pursuant to Section 8.1(g); any payment required to be made pursuant to clause (iii) of Section 8.2(a) shall be made at the direction of Parent, promptly following termination of this Agreement by Parent pursuant to Section 8.1(f) (and in any event not later than two business days after delivery to the Company of notice of demand for payment), and such payment shall be made by wire transfer of immediately available funds to an account to be designated by Parent. Any payment required to be made pursuant to Section 8.2(c) shall be made to the Company promptly following termination of this Agreement by the Company (and in any event not later than two business days after delivery to Parent of notice of demand for payment), and such payment shall be made by wire transfer of immediately available funds to an account to be designated by the Company.
          (e) In the event of a termination of this Agreement in connection with which the Company is entitled to receive the Parent Termination Fee, the Company’s right to receive payment of the Parent Termination Fee from Parent pursuant to this Section 8.2 shall be the sole and exclusive remedy of the Company and the Company Subsidiaries against Parent, Merger Sub and any of their respective current, former or future representatives, Affiliates, directors, officers, employees, partners, managers, members, or stockholders (each, a “Parent Party”) for any loss or damage suffered as a result of the breach of this Agreement or any representation, warranty, covenant or agreement contained herein by Parent or Merger Sub or the failure of the Merger to be consummated.
          (f) Notwithstanding anything to the contrary in this Agreement, the Company agrees that to the extent it has incurred any losses or damages in connection with this Agreement or the transactions contemplated hereby (“Company Damages”), (i) the maximum aggregate liability of Parent and Merger Sub in the aggregate for all such Company Damages shall be limited to $40 million (the “Parent Liability Limitation”), inclusive of the Parent Termination Fee, (ii) the maximum liability of the Sponsors, directly or indirectly, shall be limited to the express obligations of the Sponsors under their respective Limited Guarantees, (iii) in no event shall the Company, the Company Subsidiaries or any of their Affiliates seek (and the Company shall cause its controlled Affiliates not to seek) any (x) equitable relief or equitable remedies of any kind whatsoever or (y) money damages or any other recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages in excess of the Parent Liability Limitation, in each case against or from Parent, Merger Sub or the Sponsors, and (iv) in no event shall any other Parent Party have any liability or obligation relating to or arising out of this Agreement and the transactions contemplated hereby, and neither the Company, the Company Subsidiaries or any of their Affiliates shall seek (and the Company shall cause its controlled Affiliates not to seek) any money damages or any other recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages against any other Parent Party, and the Company, the Company Subsidiaries and their Affiliates shall be precluded from any remedy against any other Parent Party at law or in equity or otherwise.
Section 8.3 Fees and Expenses. Except as otherwise expressly provided in Section 8.2 and 6.8(b), all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated, including all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf (or, with respect to Parent, incurred by Sponsors, Parent’s stockholders or on their behalf) in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement, the solicitation of the Company Shareholder Approval, regulatory filings and notices, the Financing and all other matters related to the closing of the Merger.
Section 8.4 Amendment. Subject to applicable Law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the shareholders of the Company contemplated hereby, by written agreement of the parties hereto, by action taken by their respective Boards of Directors, but after the approval of this Agreement by the shareholders of the Company, no amendment shall be made which by Law requires further approval by such shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
Section 8.5 Waiver. At any time prior to the Effective Time, each party hereto may (a) extend the time for the performance of any of the obligations or other acts of any other party hereto or (b) waive compliance with any of the agreements of any other party or any conditions to its own obligations; provided, that any such extension or waiver shall be binding upon a party only if such extension or waiver is set forth in a writing executed by such party.
Section 9. Miscellaneous.
Section 9.1 Entire Agreement. This Agreement, together with the Company Disclosure Schedule and the Parent Disclosure Schedule and the documents and instruments referred to herein that are to be delivered at the Closing, contains the entire agreement among the parties with respect to the Merger and related transactions, and supersedes all prior agreements, written or oral, among the parties with respect thereto, other than the Confidentiality Agreements and the Limited Guarantees which shall survive execution of this Agreement and shall terminate in accordance with the provisions thereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE

REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT, MERGER SUB NOR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES MADE BY ITSELF OR ANY OF ITS RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, FINANCIAL AND LEGAL ADVISORS OR OTHER REPRESENTATIVES (OTHER THAN AS SET FORTH IN THE CONFIDENTIALITY AGREEMENTS OR THE LIMITED GUARANTEES), WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT OR THE MERGER, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.
Section 9.2 No Survival. None of the representations, warranties and, except as provided in the following sentence, covenants contained herein or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9, the agreements of Parent and the Company in Sections 5.3, 6.5 and 8.3 and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Effective Time shall survive the consummation of the Merger.
Section 9.3 Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given when delivered in person, by overnight courier, by facsimile transmission (with receipt confirmed by telephone or by automatic transmission report) or two business days after being sent by registered or certified mail (postage prepaid, return receipt requested), as follows:

If to Parent or Merger Sub:	With copies (which shall not constitute notice) to:

c/o Blackstone Capital Partners V. L.P.	Daniel Clivner, Esq.
345 Park Avenue	Simpson Thacher & Bartlett LLP
New York, New York 10154	1999 Avenue of the Stars, 29th Fl
Telephone: (212) 583-5000	Los Angeles, California 90067
Facsimile: (212) 583-5596	Telephone: (310) 407-7555
Attn.: Prakash A. Melwani	Facsimile: (310) 407-7502

If to the Company:	With copies (which shall not constitute notice) to:

Performance Food Group Company	F. Mitchell Walker, Jr., Esq.
12500 West Creek Parkway	Bass, Berry & Sims, PLC
Richmond, VA 23238	315 Deaderick Street, Suite 2700
Telephone: (804) 287-8161	Nashville, TN 37238
Telephone: (804) 287-8162	Telephone: (615) 742-6275
Attn.: Joseph J. Traficanti	Facsimile: (615) 742-2775
Senior Vice President and
General Counsel

Any party may by notice given in accordance with this Section 9.3 to the other parties designate another address or person for receipt of notices hereunder. Rejection or other refusal to accept or the inability to deliver because of changed address or facsimile of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.
Section 9.4 Binding Effect; No Assignment; No Third-Party Beneficiaries.
          (a) This Agreement shall not be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties; provided, that Parent may assign this Agreement to any of its Affiliates without the consent of the Company; provided, further, that no such assignment will relieve Parent of its obligations hereunder. Subject to the preceding sentence, but without relieving any party (including any assignor) hereto of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.
          (b) Except for the provisions of Section 6.5 (which shall be for the benefit of the Indemnified Parties), nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than Parent, Merger Sub and the Company and their respective successors and permitted assigns any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
Section 9.5 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The parties further agree to negotiate in good faith to replace such invalid or unenforceable provision of this Agreement, or invalid or unenforceable portion thereof, with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable provision or portion thereof.
Section 9.6 Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the Laws of the State of Delaware, except to the extent the Laws of the State of Tennessee are mandatorily applicable in connection with the Merger provisions contained in Sections 1 and 2 hereof.
Section 9.7 Submission to Jurisdiction; Waiver. Each of the Company, Parent and Merger Sub irrevocably submits to the exclusive jurisdiction and venue of the courts of the State of Delaware (or, in the case of any claim as to which the federal courts have exclusive subject matter jurisdiction, the Federal court of the United States of America) sitting in New Castle County in the State of Delaware in any action arising out of or relating to this Agreement, and hereby irrevocably agrees that all claims in respect of such action may be heard and determined in such court. Each of the Company, Parent and Merger Sub hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable Law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. EACH OF THE COMPANY, PARENT AND MERGER SUB WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAWS, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.
Section 9.8 Specific Enforcement. The parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed by the Company in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that, in addition to other remedies, prior to any termination of this Agreement pursuant to Section 8.1, Parent and Merger Sub shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity. In the event that any action shall be brought in equity to enforce the provisions of the Agreement, the Company shall not allege, and hereby waives the defense, that there is an adequate remedy at Law. The parties further acknowledge that the Company shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement by Parent or Merger Sub or to enforce specifically the terms and provisions of this Agreement and that the Company’s sole and exclusive remedy with respect to any such breach shall be the remedy available to the Company set forth in Section 8.2.
Section 9.9 Interpretation.
          (a) When a reference is made in this Agreement to a Section, subsection or clause, such reference shall be to a Section, subsection or clause of this Agreement unless otherwise indicated.
          (b) The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
          (c) This Agreement is the result of the joint efforts of Parent and the Company, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties and there shall be no construction against any party based on any presumption of that party’s involvement in the drafting thereof.
          (d) To the extent this Agreement refers to information or documents having been made available (or delivered or provided) to Parent, the Company shall be deemed to have satisfied such obligation if the Company or its Representatives made such information or document available on or prior to the date hereof (or delivered or provided such information or document on or prior to the date hereof), including through the Intralinks online dataroom, to any officer or partner of Parent or Sponsors or any of their respective Representatives.
          (e) The term “affiliate” or “Affiliate” means a person that directly, or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned person.

          (f) The term “business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in the City of New York.
          (g) The words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation.”
          (h) The term “knowledge” of the Company shall mean the actual knowledge of the officers of the Company listed on Section 9.10(h) of the Company Disclosure Schedule.
          (i) The disclosure of any matter or item in the Company Disclosure Schedule or the Parent Disclosure Schedule shall not be deemed to constitute an acknowledgement that such matter or item is required to be disclosed therein or is a material exception to a representation, warranty, covenant or condition set forth in this Agreement and shall not be used as a basis for interpreting the terms “material,” “materially,” “materiality,” “Company Material Adverse Effect” or “Parent Material Adverse Effect” or any word or phrase of similar import and does not mean that such matter or item would, with any other matter or item, have or be reasonably expected, individually or in the aggregate, to have a Company Material Adverse Effect or a Parent Material Adverse Effect. Certain matters have been disclosed in the Company Disclosure Schedule for informational purposes only.
          (j) The term “person” or “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.
          (k) The term “subsidiary” or “Subsidiary, ” with respect to any Person, means any other Person of which the first Person owns, directly or indirectly, securities or other ownership interests having voting power to elect a majority of the board of directors or other persons performing similar functions (or, if there are no such voting interests, more than 50% of the equity interests of the second Person).
Section 9.10 No Waiver of Rights. No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.
Section 9.11 Counterparts; Facsimile Signatures. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. Facsimile signatures shall be acceptable and binding.
[Remainder of page intentionally left blank.]

     IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Merger as of the date first stated above.

PERFORMANCE FOOD GROUP COMPANY
By:	/s/ Steven Spinner
	Name:	Steven Spinner
	Title:	President and Chief Executive Officer

VISTAR CORPORATION
By:	/s/ George Holm
	Name:	George Holm
	Title:	President and Chief Executive Officer

PANDA ACQUISITION, INC.
By:	/s/ Prakash Melwani
	Name:	Prakash Melwani
	Title:	President of Panda Acquisition, Inc.

ANNEX A
Index of Defined Terms

Section
Acceptable Confidentiality Agreement	5.2(a)
Acquisition Proposal	5.2(e)
Actions	3.8
Adverse Recommendation Change	5.2(f)
Affiliate	9.9(e)
Affiliated Party	3.21
Agreement	Preamble
Articles of Merger	1.3
Benefits Continuation Period	5.3(a)
Book-Entry Shares	2.4(b)
Business day	9.9(f)
Capitalization Date	3.3(a)
Cash Out Amount	2.3(d)
Certificates	2.4(b)
Closing	1.2
Closing Date	1.2
COBRA	3.14(c)
Code	2.5
Commitment Letters	4.6
Company	Preamble
Company Board of Directors	Recitals
Company Common Stock	2.1
Company Damages	8.2(f)
Company Disclosure Schedule	3
Company Employees	3.14(a)
Company Insurance Policies	3.12
Company Managers	5.1(b)(i)
Company Material Adverse Effect	3.1(a)
Company Options	2.3(a)
Company Preferred Stock	3.3(a)
Company Recommendation	6.2
Company SEC Reports	3.5(a)
Company Shareholder Approval	3.18(c)
Company Shareholders’ Meeting	6.2
Company Significant Subsidiary	3.1(a)
Company Subsidiaries	3.1(a)
Confidentiality Agreements	6.3
Continuing Employees	5.3(a)
Contract	3.9(a)
Controlled Group	3.14(b)
Debt Financing	4.6
Disclosed Conditions	4.6
DOJ	6.4(a)
Effective Time	1.3
Employment Agreements	5.3(a)
Environmental Laws	3.16(c)(i)
Environmental Permits	3.16(c)(ii)
Equity Commitment Letters	4.6

Section
Equity Incentive Plans	2.3(a)
Equity Plans	2.3(d)
ERISA	3.14(a)
ESPP	2.3(d)
Exchange Act	3.3(g)
Exchange Fund	2.4(a)
Excluded Party	5.2(d)
Existing Confidentiality Agreement	6.3
Financial Statements	3.5(b)
Financing	4.6
Food Distribution Providers	5.2(a)
Foreign Plans	3.14(i)
FTC	6.4(a)
GAAP	3.5(b)
Governmental Entity	3.1(a)
Hazardous Substances	3.16(c)(iii)
HSR Act	3.17
Indemnified Parties	6.5(b)
Intellectual Property	3.10
Intervening Event	5.2(g)
IRS	3.14(a)
Knowledge	9.9(h)
Laws	3.1(a)
Lease	3.11
Liens	3.4(a)
Limited Guarantees	4.7
Marketing Period	6.8(a)
Material Contract	3.9(a)
Merger	1.1(a)
Merger Consideration	2.1(a)
Merger Sub	Preamble
NASDAQ	2.2(a)
No-Shop Period Start Date	5.2(a)
Notice Period	5.2(g)(B)
Options	2.3(d)
Parent	Preamble
Parent Disclosure Schedule	4
Parent Expenses	8.2(b)
Parent Liability Limitation	8.2(f)
Parent Material Adverse Effect	4.1
Parent Party	8.2(e)
Parent Restructuring	6.4(e)
Parent Termination Fee	8.2(c)
Paying Agent	2.4(a)
Per Share Price	2.1(a)
Permits	3.7(a)
Permitted Liens	3.11
Person	9.9(j)
Plan	3.14(a)
Premium Cap	6.5(d)
Proxy Statement	3.20
Release	3.16(c)(iv)
Representatives	5.2(a)

Section
Required Financial Information	6.8(b)
Restraints	8.1(c)
Restricted Shares	2.3(b)
SARs	2.3(c)
SEC	3.1(a)
Securities Act	3.5(a)
Solvent	4.10
Sponsor	4.6
Subsidiary	9.9(k)
Superior Proposal	5.2(e)
Surviving Corporation	1.1(a)
Tax	3.13(a)
Tax Return	3.13(a)
TBCA	Recitals
Termination Date	8.1(b)
Termination Fee	8.2(a)(iii)
WARN	3.15

ANNEX B
Certain Information
1.	Information relating to sales by the Company or any of the Company Subsidiaries to any of their respective individual customers or subset of customers to the extent the sales of individual customers would be reasonably approximated therefrom.
2.	Information relating to customer profitability, by customer, of the respective customers of the Company and the Company Subsidiaries; or any subset of customers of the Company and the Company Subsidiaries to the extent the profitability of individual customers would be reasonably approximated therefrom.
3.	Information relating to results of operations by individual distribution centers of the Company or any of the Company Subsidiaries; or groups of distribution centers of the Company or any of the Company Subsidiaries to the extent the results of individual distribution centers would be reasonably approximated therefrom.
4.	The unredacted economic and similarly competitively sensitive terms of agreements between the Company or any of the Company Subsidiaries and any of their respective suppliers.
5.	The unredacted economic and similarly competitively sensitive terms of agreements between the Company or any of the Company Subsidiaries and any of their respective customers.
6.	Any Material Contracts not made available to Parent in unredacted form prior to the date hereof.

B-1